Management’s
Discussion and
Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of October 28, 2025 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and nine months ended September 30, 2025 in comparison with the corresponding periods ended September 30, 2024. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2025 and consolidated financial statements and notes thereto for the year ended December 31, 2024 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Cautionary Statement on Forward- Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2025 guidance, outlook and expectations, including, but not limited to, production, costs, capital expenditures, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of 2025 expenditures from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper and molybdenum prices; market conditions; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; achieving emission reductions economically and operationally; the development and construction of Goldfield and the ability of the Company to enhance its value proposition including delivering strong returns; Goldfield’s life of mine, average annual production and costs including its initial capital costs and the expectation to fund this from the Company’s existing liquidity; the timing of first production at Goldfield and the impact it would have on Centerra’s production profile, cash flow and value to shareholders; the results of a technical study on Goldfield including the economics for the project and the ability of financial hedges to lock in strong margins, safeguard project economics and expedite the capital payback period; the capital investment required at Goldfield and any benefits realized from its short timeline to first production and its flowsheet; the success of an optimized mine plan at Mount Milligan including the construction of additional tailings capacity, any increased mill throughput and the delivery and implementation of large-capacity truck boxes; the future success of Kemess, the timing and content of a PEA and accompanying update on its technical concept including mining methods; the ability of the existing infrastructure at Kemess to lower execution risk for the project and the possibility that any additional infrastructure will complement it; the success of an infill and grade control drilling program at Mount Milligan and its ability to enhance geological confidence; the expectation that production and sales at Mount Milligan and Öksüt will be weighted towards the second half of 2025; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring, and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Kemess project (the “Kemess Project”) in British Columbia, Canada, the Goldfield Project in Nevada, United States, as well as exploration properties in Canada, the United States of America (“USA”), and Türkiye. The Company also owns and operates a Molybdenum Business Unit (“Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As at September 30, 2025, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Development	100%
Langeloth Metallurgical Company LLC	Langeloth Facility - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Development	100%
AuRico Metals Inc.	Kemess Project - Canada	Exploration and evaluation	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at October 28, 2025, there are 201,731,082 common shares issued and outstanding, options to acquire 2,628,357 common shares outstanding under the Company’s stock option plan, and 1,012,863 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
	2025	2024	% Change	2025	2024	% Change
Financial Highlights
Revenue	395.2	323.9	22%	983.0	912.1	8%
Production costs	223.4	183.4	22%	597.1	519.8	15%
Depreciation, depletion, and amortization ("DDA")	35.4	33.1	7%	85.5	93.9	(9)%
Earnings from mine operations	136.4	107.4	27%	300.4	298.4	1%
Net earnings	292.2	28.8	915%	391.2	132.9	194%
Adjusted net earnings(1)	66.4	38.6	72%	145.4	116.3	25%
Adjusted EBITDA(1)	145.8	97.5	50%	308.2	282.6	9%
Cash provided by operating activities	161.7	103.6	56%	245.6	205.6	19%
Free cash flow(1)	98.7	37.4	164%	83.1	91.6	(9)%
Additions to property, plant and equipment (“PP&E”)	56.7	79.7	(29)%	180.4	132.9	36%
Capital expenditures - total(1)	58.3	60.5	(4)%	159.1	113.6	40%
Sustaining capital expenditures(1)	25.7	35.3	(27)%	69.5	82.1	(15)%
Non-sustaining capital expenditures(1)	32.6	25.2	29%	89.6	31.5	184%
Net earnings per common share - $/share basic(2)	1.44	0.14	929%	1.90	0.62	206%
Adjusted net earnings per common share - $/share basic(1)(2)	0.33	0.19	74%	0.70	0.54	30%
Operating highlights
Gold produced (oz)	81,773	93,712	(13)%	204,463	294,880	(31)%
Gold sold (oz)	80,598	96,736	(17)%	203,064	284,307	(29)%
Average market gold price ($/oz)	3,457	2,474	40%	3,201	2,296	39%
Average realized gold price ($/oz )(3)	3,178	2,206	44%	2,874	2,040	41%
Copper produced (000s lbs)	13,354	13,693	(2)%	37,438	41,573	(10)%
Copper sold (000s lbs)	13,244	14,209	(7)%	37,488	41,536	(10)%
Average market copper price ($/lb)	4.44	4.18	6%	4.33	4.14	5%
Average realized copper price ($/lb)(3)	3.73	3.37	11%	3.72	3.39	10%
Molybdenum roasted (000 lbs)(5)	4,428	2,440	81%	10,627	7,280	46%
Molybdenum sold (000s lbs)	3,121	2,431	28%	10,441	8,054	30%
Average market molybdenum price ($/lb)	24.37	21.78	12%	21.87	21.17	3%
Average realized molybdenum price ($/lb)(3)	24.42	23.27	5%	22.41	21.90	2%
Unit costs
Gold production costs ($/oz)(4)	1,346	973	38%	1,312	860	53%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,652	1,302	27%	1,604	1,103	45%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,833	1,401	31%	1,816	1,218	49%
Copper production costs ($/lb)(4)	2.11	1.99	6%	2.13	2.09	2%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.63	2.69	(2)%	2.57	2.61	(2)%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at September 30, 2025, the Company had 201,642,438 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.
(5)Amount does not include 2.7 million pounds of molybdenum roasted of toll material for the three months ended and 2.9 million pounds for the nine months ended September 30, 2025 (1.5 million pounds for three and nine months ended September 30, 2024).

Overview of Consolidated Results

Third Quarter 2025 compared to Third Quarter 2024
Net earnings of $292.2 million were recognized in the third quarter of 2025, compared to net earnings of $28.8 million in the third quarter of 2024. The increase in net earnings was primarily due to:

•higher earnings from mine operations of $136.4 million recognized in the third quarter of 2025 compared to $107.4 million in the third quarter of 2024. The increase in earnings from mine operations was primarily due to higher average realized gold prices at the Öksüt Mine and higher average realized gold and copper prices at the Mount Milligan Mine. The increase was partially offset by slightly lower ounces of gold sold and higher royalty costs at the Öksüt Mine and lower gold ounces and copper pounds sold at the Mount Milligan Mine;
•an impairment reversal of $193.5 million, related to the Goldfield Project as a result of additional technical studies and project optimizations which in conjunction with increased long-term gold prices significantly improved the economics of the project;
•higher other operating income of $38.2 million in the third quarter of 2025 compared to an other operating expense of $8.0 million in the third quarter of 2024. The increase in the other operating income is primarily attributable to an unrealized gain of $42.6 million on the financial asset related to the additional agreement with RGLD Gold AG (together with Royal Gold, Inc., “Royal Gold”) dated February 13, 2024 to increase cash payments for the Mount Milligan Mine’s gold and copper delivered to Royal Gold based on the delivery of certain threshold amounts from shipments occurring after January 1, 2024 (“Additional Royal Gold Agreement”); and
•an unrealized gain of $16.3 million that was recognized in the third quarter of 2025 on the re-measurement of the amount due from Equinox Gold Corp. (“Equinox Gold”) in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021, reflecting updated gold price assumptions related to the final portion of contingent consideration owing to the Company from Equinox Gold.

The increase in net earnings was partially offset by higher income tax expense of $59.6 million recognized in the third quarter of 2025 compared to income tax expense of $27.9 million in the third quarter of 2024 primarily due to a larger deferred tax expense of $28.9 million, stemming from a drawdown on deferred income tax assets related to earnings generated at the Mount Milligan Mine and the tax impact associated with the unrealized gain on the financial asset under the Additional Royal Gold Agreement.

Adjusted net earningsNG of $66.4 million were recognized in the third quarter of 2025, compared to adjusted net earningsNG of $38.6 million in the third quarter of 2024. As discussed above, the increase in adjusted net earningsNG was primarily due to higher earnings from mine operations, partially offset by higher income tax expense.

The main adjusting items to net earnings in the third quarter of 2025 were:

•$193.5 million related to the impairment reversal of the Goldfield Project;
•$27.4 million of unrealized gain, net of tax, on the financial asset related to the Additional Royal Gold Agreement;
•$14.0 million of deferred income tax adjustments reflecting primarily the impact of foreign exchange rate movement and changes in taxable differences on deferred tax assets at the Mount Milligan Mine;
•$16.3 million of unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Gold Mines Partnership in 2021; and
•$2.2 million of unrealized gain on current equity investments.

The main adjusting items to net earnings in the third quarter of 2024 were:

•$6.6 million of reclamation provision revaluation recovery resulting from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Thompson Creek Mine, Endako Mine and Kemess Project
•$1.5 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement; and
•$1.3 million of unrealized gain on foreign exchange from the movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable at the Öksüt Mine.

Cash provided by operating activities was $161.7 million in the third quarter of 2025, compared to $103.6 million in the third quarter of 2024. The increase was primarily attributable to $29.0 million higher earnings from mine operations as discussed above and a $29.0 million favorable working capital change at the Mount Milligan Mine due to timing of vendor payments, including amounts due to Royal Gold. This was partially offset by a $14.8 million unfavorable working capital change at the Langeloth Facility due to build-up of inventory and increasing molybdenum prices.

Free cash flowNG of $98.7 million was recognized in the third quarter of 2025, compared to free cash flowNG of $37.4 million in the third quarter of 2024. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above.
Nine months ended September 30, 2025 compared to September 30, 2024

Net earnings of $391.2 million were recognized in 2025, compared to net earnings of $132.9 million in 2024. The increase in net earnings was primarily due to:

•an impairment reversal of $193.5 million related to the Goldfield Project as outlined above;
•an unrealized gain of $37.9 million was recognized in 2025 on the re-measurement of the amount due from Equinox Gold in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021, reflecting updated gold price assumptions related to the final portion of contingent consideration owing to the Company from Equinox Gold;
•higher other operating income of $17.3 million in 2025 compared to other operating expense of $30.4 million in 2024. The increase in the other operating income is primarily attributable to an unrealized gain of $29.1 million on the financial asset related to the Additional Royal Gold Agreement; and
•lower expensed exploration and evaluation costs of $37.4 million recognized in 2025, compared to $57.5 million in 2024. The decrease was primarily attributable to a $13.7 million decrease in project evaluation costs at the Thompson Creek Mine and a $5.3 million decrease in drilling and related costs at the Goldfield Project.

The increase in net earnings was partially offset by:

•a lower reclamation recovery of $3.0 million recognized in 2025 compared to a reclamation recovery of $23.5 million in 2024 primarily attributable to changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project. In addition, there was a reclamation recovery of $15.1 million recognized in 2024 at the Thompson Creek Mine from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows. No reclamation expense or recovery was recognized at the Thompson Creek Mine in 2025 due to the commencement of development; and
•lower other non-operating income of $19.1 million recognized in 2025 compared to $33.1 million in 2024 primarily due to a $10.3 million lower unrealized foreign exchange gain attributable to a movement in foreign currency exchange rates and a $7.1 million decrease in interest income earned on the Company’s cash balance.

Adjusted net earningsNG of $145.4 million were recognized in 2025, compared to adjusted net earningsNG of $116.3 million in 2024. The increase in adjusted net earningsNG was due to lower expensed exploration and evaluation costs as outlined above and lower other operating expenses from decreased study costs, partially offset by lower other non-operating income as outlined above.

The main adjusting items to net earnings in 2025 were:

•$193.5 million related to the impairment reversal of the Goldfield Project;
•$37.9 million of an unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Gold Mines Partnership in 2021;
•$13.9 million of unrealized gain, net of tax, on the financial asset related to the Additional Royal Gold Agreement; and
•$3.2 million of reclamation provision revaluation recovery.

The main adjusting items to net earnings in 2024 were:

•$23.5 million reclamation provision revaluation recovery, as noted above;
•$10.4 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement;
•$4.5 million of deferred income tax adjustments mainly resulting from the impact of foreign exchange rate movements on the deferred income tax balances at the Öksüt Mine and the Mount Milligan Mine;
•$2.1 million of unrealized gain on foreign exchange from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable at the Öksüt Mine; and
•$2.5 million of transaction costs related to the Additional Royal Gold Agreement.

Cash provided by operating activities was $245.6 million in 2025 compared to $205.6 million in 2024. The increase in cash provided by operating activities was primarily due to $20.1 million lower expensed exploration and evaluation costs as discussed above, $30.4 million in lower income tax payments at the Öksüt Mine, a $29.0 million favorable working capital movement at the Mount Milligan Mine due to timing of vendor payments, including amounts due to Royal Gold, and a $17.0 million decrease in cash used in operating activities at the Thompson Creek Mine due to the commencement of capitalization of certain costs after the restart decision. The increase was partially offset by $14.8 million higher production costs and $9.3 million higher royalty payments at the Öksüt Mine and a $16.8 million unfavorable working capital change at the Langeloth Facility due to a build-up of inventory and increasing molybdenum prices.

Free cash flowNG of $83.1 million was recognized in 2025 compared to free cash flowNG of $91.6 million in 2024. The decrease in free cash flowNG was primarily due to higher property, plant and equipment additions primarily related to a $58.4 million increase in capital spending at the Thompson Creek Mine, partially offset by higher cash provided by operating activities as outlined above.
Recent Events and Developments

Mount Milligan Mine Pre-Feasibility Study

On September 11, 2025, Centerra issued a news release that provided the results of the Mount Milligan Mine pre-feasibility study (“MTM PFS”), confirming a life of mine extension by approximately 10 years to 2045, supported by an optimized mine plan estimating average annual production of 150,000 ounces of gold and 69 million pounds of copper from 2026 to 2042, followed by the processing of low-grade stockpiles from 2043 to 2045. Centerra’s recent infill drilling program, targeting tighter drill spacing in key areas of the deposit, has been incorporated into the MTM PFS, improving confidence in the geology and mine plan. Proven and probable reserves increased significantly to 4.4 million ounces of gold and 1.7 billion pounds of copper, representing a 56% and 52% increase, respectively, from year-end 2024 which will be achieved through the construction of a second tailings storage facility (“TSF”) planned north of the existing TSF. The TSF footprint has been designed to accommodate future lifts, providing flexibility for potential further life of mine extensions.

The MTM PFS has outlined key operational improvements, to support longer haul distances, higher material movement, and stockpile development, with increased mining rates enabled through the purchase of five additional haul trucks. The MTM PFS also outlines investment in mill motor upgrades and flotation cells to increase process plant throughput by about 10% to 66,300 tonnes per day and increase recovery by approximately 1%, respectively.

Non-sustaining capital expendituresNG of $186 million are planned for the life of mine extension with most of these costs expected to be incurred in the early-to-mid 2030s and expected to be fully funded from available liquidity and future cash flow from operations. The primary investment relates to the construction of the second TSF of $114 million slated for years 2032 and 2033. Approximately $36 million of non-sustaining capitalNG will be spent on process plant expansion and approximately $28 million on fleet additions consisting of the five new haul trucks. The remaining $7 million is related to overall improvements to site infrastructure.

As Centerra looks to the future of Mount Milligan beyond 2036, the establishment of the new Mining and Critical Minerals Ministry is an encouraging step forward, demonstrating the Province of British Columbia’s commitment to streamlining permitting and regulatory processes for critical mineral projects. The Mount Milligan Mine was given a “fast-track” status by the Province of British Columbia in alignment with their commitments.

Goldfield Project Construction Decision

The Company has completed a technical study of the Goldfield Project, which outlined attractive economics of an after-tax net present value (5%) (“NPV5%”) of $245 million and an after-tax internal rate of return (“IRR”) of 30%, using a long-term gold price of $2,500 per ounce and including the impact of gold hedges on a portion of production in 2029 and 2030. The technical study forecasts a mine life of approximately seven years, average annual gold production of 100,000 ounces between 2029 and 2032, and a life of mine AISC of $1,392 per ounce. First production is expected by the end of 2028, and the production profile indicates a total of 533,000 ounces of gold production at head grade of 0.66 g/t and production costs of $1,077 per ounce over the life of mine.

Since the initial resource estimate was published for the Goldfield Project in February 2025, the gold price has increased significantly, supporting an updated long-term price assumption of $2,500 per ounce for the Goldfield Project’s economics. The Company has implemented a gold hedging strategy covering 50% of gold production in 2029 and 2030, with a gold price floor of $3,200 per ounce and an average gold price cap of $4,435 per ounce in 2029 and $4,705 per ounce in 2030 set to protect margins, safeguard economics in the early years of the Goldfield Project, and expedite the capital payback period, while preserving upside potential. This approach is designed to ensure predictable cash flow during the ramp-up phase, with almost 80% of life-of-mine production remaining unhedged and fully exposed to market prices.

Following the completion of additional technical work and project optimizations in July 2025, Centerra’s board of directors (the “Board”) approved the construction of the Goldfield Project in August 2025. The initial capital investment is estimated to be $252 million, to be funded by the Company’s existing liquidity, and the project is expected to benefit from a short timeline to first production by the end of 2028, and low execution risk given its relatively simple process flow sheet. Nevada, as a historic mining district, offers a stable regulatory environment, skilled workforce, and strong support for resource development.

Subsequent to the construction decision, the Company has continued work on advancing the project planning for early execution and permitting. The Company continues to focus on key project milestones such as detailed engineering and site establishment throughout the end of 2025 and into early 2026. The Company is also currently working on active recruitment of key management positions related to the Goldfield Project.

The Company performed an impairment reversal test in the third quarter of 2025 and recognized a full impairment reversal of $193.5 million in the period.

Kemess Project Resource Update and PEA

The Kemess property has substantial gold and copper resources in the highly prospective Toodoggone district with significant infrastructure already in place, including an approximately 380 kilometer 230 kilovolt power line to site, a 50,000 tonnes per day nameplate processing plant in need of refurbishment; site infrastructure including a camp, administration facilities, truck shop and warehouse, which will require refurbishment; and tailings storage using the previously mined pit as well as an existing facility which is capable of expansion. Complementing this existing infrastructure, it is anticipated that new crushing, conveying, and mine infrastructure will be required for open pit and underground operations.

During 2024, Centerra commenced evaluation of technical concepts and engineering trade-off studies for potential restart options at the Kemess Project. In the first half of 2025, the Company published an updated resource estimate. Gold mineral resources at the Kemess Project are estimated to contain 2.7 million ounces of measured and indicated resources and 2.2 million ounces of inferred resources. Copper mineral resources are estimated to contain 971 million pounds of measured and indicated resources and 821 million pounds of inferred resources. The updated resource is generally consistent with the Company’s previous understanding of the resource estimate.

The Company is currently advancing a preliminary economic assessment (“PEA”) which is now expected to be completed in the first quarter of 2026, and is expected to contain discussion of the risks and opportunities related to the Kemess Project. The current operating concept is a combined open pit (which is expected to be a traditional truck and shovel operation) and long-hole stoping underground mining operation, which is expected to utilize paste backfill of the stopes for stability and be less capital intensive and have a better cash flow profile than the previously permitted underground block cave concept. In addition, the Company is continuing to advance technical studies that include metallurgical testing for flowsheet optimization, mine plan optimization, materials handling infrastructure engineering, tailings design optimization, as well as initiation of environmental baseline studies. Early indications show potential for a long-life operation that takes advantage of the significant existing infrastructure and has lower execution risk compared with a typical greenfield project of this scale. The PEA is targeting a future operation with a potential annual production of approximately 250,000 gold equivalent ounces, which, combined with the Mount Milligan Mine, would provide the Company with two long life gold-copper assets in British Columbia.

Change to the Turkish Government State Royalty

The Öksüt Mine is subject to the Turkish Government State Royalty (“Turkish royalty”), which is a sliding scale royalty, applicable to gold and other metals. The Turkish royalty rates for gold were last increased in 2020 and tend to be reviewed by the government of Türkiye every few years. On July 24, 2025, the Turkish parliament passed certain amendments to the Turkish Mining Law, which included an updated Turkish royalty rate table reflecting an elevated gold price environment. Under this new amendment, the maximum gold price threshold which applies to the Turkish royalty was updated from $2,100 per ounce to $5,100 per ounce, among other things. The change in royalty rates was retrospective to the beginning of 2025, and the Company recognized an adjustment to true-up royalty costs in the third quarter of 2025 which amounted to $6.3 million for nine months ended September 30, 2025. The Turkish Mining Law continues to provide a reduction of 40% of the royalty amount payable for gold processed at refining facilities within Türkiye, which is the case for the Öksüt Mine.

Restart of the Thompson Creek Mine and Strategic Plan for the Molybdenum BU

On September 12, 2024, Centerra announced the results of the Thompson Creek Mine feasibility study (“TCM FS”), including a strategic, integrated business plan for its Molybdenum BU consisting of a restart of the Thompson Creek Mine and a commercially optimized plan for the Langeloth Facility.

At significantly increased production capacity, integrated with Thompson Creek Mine, the Langeloth Facility has the potential to generate higher returns and higher cash flows from operations. Following the completion of a feasibility study and commercial optimization plan, the Board approved the full restart of operations at the Thompson Creek Mine and a progressive ramp-up of production at the Langeloth Facility.

The TCM FS estimated capital investment to restart the Thompson Creek Mine of approximately $397 million. The capital required is significantly de-risked due to an existing pit, advanced equipment rebuilds and purchases, and an existing process plant that requires modest upgrades and refurbishments. A majority of the anticipated capital expenditures is expected to be focused on capitalized stripping, plant refurbishments and mine mobile fleet upgrades. At current metal prices, the capital investment to restart the Thompson Creek Mine is being internally funded largely from cash flows provided by the Mount Milligan Mine and the Öksüt Mine.

Third Quarter 2025 Highlights of Restart Activities

Since the restart decision in September 2024, the Thompson Creek Mine achieved approximately 29% cost completion status with advancements in pre-stripping activities and mine equipment refurbishments and purchases, engineering studies, early mill works, and other site infrastructure. In the nine months ended September 30, 2025, the Thompson Creek Mine continued pre-stripping operations, detailed engineering work for the plant refurbishment with an engineering consulting firm, early mill refurbishment activities with the Thompson Creek Mine maintenance workforce, and advanced basic engineering work for the TSF.

The key milestones completed in the third quarter of 2025 include:

•Pre-stripping operations continued with 8.3 million tons moved;
•Detailed engineering work for the plant refurbishment with an engineering consulting firm was substantially completed, with advancement of long lead procurement packages and contracts;
•Mill refurbishment activities continued, with demolition of the combined ball mill sump and copper cementation plant, the painting work at the thickener and flotation area completed, draw hole liners and apron feeders re-installed and long lead packages awarded;
•Continued mobile fleet refurbishment with a focus on shovels;
•Detailed engineering work for the TSF continued as planned;
•Advanced construction of housing units in neighboring communities to increase housing capacity; and
•The project schedule continues to target first production in the second half of 2027, consistent with the feasibility study.

In the third quarter of 2025, the Company incurred non-sustaining capital expendituresNG of $31.4 million at the Thompson Creek Mine. Since the restart decision, non-sustaining capital expendituresNG incurred have totaled $113.3 million.

($millions, except as noted)	As of September 30, 2025
Initial capital expendituresNG estimate as outlined in TCM FS	$397.0
Non-sustaining capital expendituresNG since the restart decision	$113.3
% of initial capital expendituresNG completed	29%

Centerra maintains a strong cash position of $561.8 million as at September 30, 2025, ensuring sufficient liquidity to finance ongoing project activities and internal growth projects. The Company continues to expect to finance the majority of 2025 expenditures from the cash flows generated by the Mount Milligan Mine and the Öksüt Mine.

Normal Course Issuer Bid

On November 5, 2024, Centerra announced that the Toronto Stock Exchange had accepted the renewal of a normal course issuer bid (“NCIB”) to purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2024 and ending on November 6, 2025. Any tendered common shares taken up and paid for by Centerra under the NCIB will be cancelled.

During the third quarter of 2025, the Company repurchased 2,839,983 common shares for a total consideration of $22.1 million (C$30.4 million) under its NCIB program. During the nine months ended September 30, 2025, the Company repurchased 9,195,416 common shares for total consideration of $64.0 million (C$89.1 million) under its NCIB program.

The Board has increased the approved level of share repurchases under the NCIB in 2025 to up to $100 million.

Exploration Update

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the USA. The activities were primarily focused on drilling programs at the Mount Milligan Mine and the Kemess Project in British Columbia, and greenfield projects in Canada, USA, and Türkiye.

Mount Milligan Mine

The 2025 diamond drilling program was completed during the third quarter and comprised a total of 56,835 metres drilled from 200 drill holes for the nine months ended September 30, 2025. Resource expansion and brownfield exploration targets include zones on the western margin of the open pit. The drilling campaign was part of an in-fill and exploration drilling program to upgrade and expand resource classification dominantly along the western margins of the current Mount Milligan ultimate pit in the Goldmark, North Slope, Boundary and Saddle West zones. Results received show mineralization and potential for resource expansion west of the current ultimate pit, including the Goldmark, Saddle West, and Boundary zones. Assay results from the in-fill drilling program were incorporated into the MTM PFS resource model. An updated resource model is expected to be completed by the end of the fourth quarter of 2025.

Kemess Project

Drilling at the Kemess Project started during the latter part of the second quarter of 2025 and for the nine months ended September 30, 2025, a total of 24,100 metres from 73 drill holes were completed. The program includes in-fill drilling to upgrade resource classification and support the Kemess PEA study, as well as exploration and geotechnical drilling. Resource expansion and brownfield exploration include targets both west and east of the Kemess Underground deposit, including the Nugget, Central Ridge, and Offset zones.

2025 Outlook

The Company’s updated 2025 outlook, previously disclosed in the MD&A for the second quarter ended June 30, 2025 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, remains unchanged except for the following revisions:

•Depreciation, depletion and amortization for the Mount Milligan Mine has been revised downward to a new range of $50 to $60 million from the previous guidance range of $60 to $70 million reflecting the extension of the life of mine;
•Current income tax expense at the Öksüt Mine has been revised upward to a new range of $80 to $90 million from the previous guidance range of $40 to $50 million reflecting higher gold prices; and
•Cash tax payments for the Öksüt Mine have been revised upward to a range $80 to $90 million from the previous guidance range of $60 to $70 million, reflecting higher gold prices.

The updated guidance ranges for depreciation, depletion and amortization, current income tax expense and cash tax payments for the Öksüt Mine have been incorporated in the consolidated ranges for current income tax expense and cash tax payments. Except for the changes highlighted above, and unless otherwise specifically noted in the Outlook sections below, the rest of the Company’s outlook remains unchanged. At present, the Company does not anticipate a material impact from current import tariffs.

The Company’s updated full year 2025 outlook and comparative actual results for the nine months ended September 30, 2025 are set out in the following table:

Gold and Copper Producing Assets

	Units	Current 2025 Guidance			Nine Months Ended September 30, 2025
Production
Total gold production(1)	(koz)	250	-	290	204
Mount Milligan Mine(2)(3)(4)	(koz)	145	-	165	103
Öksüt Mine	(koz)	105	-	125	101
Total copper production(2)(3)(4)	(Mlb)	50	-	60	37
Unit Costs(5)
Gold production costs(1)	($/oz)	1,300	-	1,400	1,312
Mount Milligan Mine(2)	($/oz)	1,350	-	1,450	1,423
Öksüt Mine	($/oz)	1,200	-	1,300	1,199
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,604
Mount Milligan Mine(4)	($/oz)	1,350	-	1,450	1,298
Öksüt Mine	($/oz)	1,675	-	1,775	1,573
Capital Expenditures
Additions to PP&E	($M)	105	-	130	84.0
Mount Milligan Mine	($M)	75	-	90	52.2
Öksüt Mine	($M)	30	-	40	31.8
Total Capital ExpendituresNG	($M)	105	-	130	74.0
Sustaining Capital ExpendituresNG	($M)	90	-	110	68.6
Mount Milligan Mine	($M)	60	-	70	43.5
Öksüt Mine	($M)	30	-	40	25.1
Non-sustaining Capital ExpendituresNG	($M)	15	-	20	5.4
Mount Milligan Mine	($M)	15	-	20	5.4
Other Items
Depreciation, depletion and amortization	($M)	85	-	105	82.1
Mount Milligan Mine	($M)	50	-	60	45.3
Öksüt Mine	($M)	35	-	45	36.8
Current income tax and BC mineral tax expense(1)	($M)	83	-	95	65.1
Mount Milligan Mine	($M)	3	-	5	3.6
Öksüt Mine	($M)	80	-	90	61.5
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $3,850 per ounce of gold and $4.50 per pound of copper for the fourth quarter of 2025, the Mount Milligan Mine’s average realized gold and copper price for that period would be $2,655 per ounce and $3.78 per pound, respectively, compared to average realized prices of $2,478 per ounce and $3.72 per pound in the nine months ended September 30, 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
3.Gold production for 2025 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% down from 63% and 65% gold recovery estimates assumed in the previous guidance, and compares to actual gold recovery of 60.9% achieved in the nine months ended September 30, 2025. Copper production for 2025 assumes recovery 77% to 79% for copper, which is unchanged from assumptions underlying previous guidance, and compares to actual copper recovery of 76.7% achieved in the nine months ended September 30, 2025.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces.

Production Profile

In the nine months ended September 30, 2025, the Company reported consolidated gold and copper production of 204,463 ounces of gold and 37.4 million pounds of copper, respectively. Centerra’s full year 2025 consolidated gold production guidance of 250,000 and 290,000 ounces remains unchanged. Copper production is expected to be 50 to 60 million pounds for the full year of 2025 and is unchanged from the previous guidance.

Mount Milligan Mine

In the nine months ended September 30, 2025, the Mount Milligan Mine produced 103,477 ounces of gold and 37.4 million pounds of copper. While the full year gold production updated guidance remains unchanged at 145,000 to 165,000 ounces, annual gold production is expected to be near the lower end of the guidance range due to production challenges experienced in the nine months ended September 30, 2025, the impact of which was incorporated into the MTM PFS. The plant completed two major scheduled shutdowns in the first and third quarters of 2025, which were executed on time and on budget. In the nine months ended September 30, 2025, mining operations have encountered zones with more complex mineralization; however, gold grades remain above the average grade of the reserve and in line with the recently published MTM PFS. In the second quarter of 2025, Centerra commenced an infill and grade control drilling program which continued in the third quarter of 2025 to improve geological and mine plan confidence, contributing to a mine plan with greater visibility on grades moving forward. Sales and monetization of gold ounces and copper pounds are dependent on the timing of ocean vessels and may result in some timing differences between produced and sold ounces.

Öksüt Mine

In the nine months ended September 30, 2025, the Öksüt Mine produced 100,986 ounces of gold. For the full year of 2025, gold production at the Öksüt Mine is trending to the upper end of its guidance range of 105,000 and 125,000 ounces of gold. In the nine months ended September 30, 2025, gold production was in line with expectations. In the fourth quarter of the year, gold production is expected to decrease relative to average quarterly production in 2025 due to lower contained ounces expected to be stacked on the heap leach during the quarter as the grade of ore mined and processed will decrease and be more consistent with the average reserve grade. Gold sales are expected to closely follow gold production.

Cost Profile

In the nine months ended September 30, 2025, the Company’s consolidated gold production costs amounted to $1,312 per ounce. For the full year of 2025, the Company anticipates its consolidated gold production costs to range from $1,300 to $1,400 per ounce. The gold production costs per ounce in the nine months ended September 30, 2025 reflect updated royalty rates applicable to gold sales at the Öksüt Mine which are retroactive to January 1, 2025.

Consolidated all-in sustaining costs on a by-product basisNG were $1,604 per ounce in the nine months ended September 30, 2025. For the full year of 2025, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,650 to $1,750 per ounce.

Mount Milligan Mine

In the nine months ended September 30, 2025, the Mount Milligan Mine reported gold production costs of $1,423 per ounce. Production costs per ounce for the remainder of the year are expected to be consistent with those reported for the nine months ended September 30, 2025. The Company anticipates the Mount Milligan Mine’s gold production costs to be within the guidance range of $1,350 to $1,450 per ounce. As part of the ongoing full asset optimization program, the Mount Milligan Mine has reduced operational costs and is actively pursuing opportunities to further reduce costs. These efforts are focused on several key areas including downtime minimization through equipment availability improvements, optimizing costs relating to grinding media, tires, major consumables, and spare parts through improvement of procurement strategies and consumption optimization. Approximately 90% of the Mount Milligan Mine’s costs are sourced from Canadian vendors and the Company is continuously evaluating implications from the current tariff environment but does not expect significant impact from tariffs levied on imported goods.

Copper production costs at the Mount Milligan Mine were $2.13 per pound in the nine months ended September 30, 2025. For the full year of 2025, copper production costs are projected to be in the range of $2.00 to $2.50 per pound. Copper production costs in 2025 are expected to reflect a lower allocation of costs to copper production due to relative changes in the market price of gold and copper.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $1,298 per ounce in the nine months ended September 30, 2025. For the full year of 2025, all-in sustaining costs on a by-product basisNG are expected to range from $1,350 to $1,450 per ounce. All-in sustaining costs on a by-product basisNG per ounce for the full year are expected to trend to the lower end of the guidance range but all-in sustaining costs on a by-product basisNG in the fourth quarter of 2025 are expected to be slightly higher than those in the first nine months of 2025 due to remaining capital spending.

Öksüt Mine

In the nine months ended September 30, 2025, the Öksüt Mine reported gold production costs of $1,199 per ounce due to higher royalty costs driven by elevated gold prices and updated royalty rates. The Company is maintaining the Öksüt Mine’s full year 2025 gold production costs guidance range of $1,200 to $1,300 per ounce. Gold production costs per ounce are expected to trend higher in the fourth quarter of the year driven by lower gold ounces sold.

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $1,573 per ounce in the nine months ended September 30, 2025. The Company expects the Öksüt Mine’s full year all-in sustaining costs on a by-product basisNG to be in the range of $1,675 to $1,775 per ounce. The Company expects all-in sustaining costs on a by-product basisNG per ounce to be relatively higher in the fourth quarter of 2025 than those in the first nine months of 2025, primarily due to lower gold ounces sold in the fourth quarter. The Company expects all-in sustaining costs on a by-product basisNG for the full year of 2025 to trend towards the lower end of the guidance range due to strong full year gold production.

Capital Expenditures

Additions to Property, Plant and Equipment (“PP&E”) include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The reconciliation of additions to PP&E and capital expendituresNG is included in the Non-GAAP and Other Financial Measures section of this MD&A.

In the nine months ended September 30, 2025, consolidated additions to PP&E for gold and copper producing assets were $84.0 million and total capital expendituresNG for these assets were $74.0 million. For the full year of 2025, both consolidated additions to PP&E and total capital expendituresNG are planned to be in the range of $105 to $130 million. Total capital expendituresNG are expected to be relatively higher in the fourth quarter of 2025, primarily due to the timing of planned capital expendituresNG at the Mount Milligan Mine.

The Mount Milligan Mine’s additions to PP&E in the nine months ended September 30, 2025 were $52.2 million and total capital expendituresNG were $48.9 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $1.9 million. For the full year of 2025, the Mount Milligan Mine is expecting additions to PP&E and total capital expendituresNG to be in the range from $75 to $90 million. Total capital expendituresNG include sustaining capital expendituresNG in the range from $60 to $70 million and non-sustaining capital expendituresNG in the range from $15 to $20 million. A significant portion of the remaining 2025 sustaining capital expendituresNG relates to capitalized TSF construction costs amounting to the range of $5 to $10 million with the remaining sustaining capital expendituresNG largely related to water management projects and delivery of the remaining large truck boxes to optimize payload and reduce future truck purchases. Non-sustaining capital expendituresNG planned for the fourth quarter of 2025 include purchases of additional mining equipment to meet the increased tonnage movement requirements in the future years of the Mount Milligan Mine’s life of mine.

The Öksüt Mine’s additions to PP&E in the nine months ended September 30, 2025 were $31.8 million and total capital expendituresNG were $25.1 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $5.1 million and the costs capitalized into right of use assets of $1.7 million. For the full year of 2025, the Öksüt Mine is expecting sustaining capital expendituresNG in the range of $30 to $40 million. Most of the remaining 2025 sustaining capital expendituresNG relate to capitalized stripping costs amounting to $5 to $10 million, phase 3 of the heap leach pad expansion, and a barren solution distribution system to improve the heap leach irrigation system.

Depreciation, Depletion and Amortization

In the nine months ended September 30, 2025, the Company’s DDA expense included in the cost of sales for gold and copper producing assets was $82.1 million. The Mount Milligan Mine’s DDA expense in the nine months ended September 30, 2025 was $45.3 million and the Öksüt Mine’s DDA expense was $36.8 million. For the full year of 2025, the Company estimates DDA expense to be in the range of $85 to $105 million, including $35 to $45 million at the Öksüt Mine and $50 to $60 million at the Mount Milligan Mine, which is lowered from the previous guidance of $60 to $70 million due to the extension of the life of mine.

Current Taxes and Tax Payments

The Mount Milligan Mine’s current British Columbia mineral tax expense in the nine months ended September 30, 2025 was $3.6 million and the cash taxes paid were $3.1 million. The difference between current tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2025, Mount Milligan Mine’s current British Columbia mineral tax expense and tax payments are each expected to be in the range of $3 to $5 million.

The Öksüt Mine’s current income tax expense in the nine months ended September 30, 2025 was $61.5 million, including a withholding tax of $19.0 million on the repatriation of Öksüt Mine’s earnings. Total cash taxes paid by the Öksüt Mine in the nine months ended September 30, 2025 were $53.0 million, including a withholding tax of $19.0 million on the repatriation of Öksüt Mine’s earnings. The difference between current tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2025, the Öksüt Mine income tax expense is expected to be in the range of $80 to $90 million, which is an increase from the previous guidance of $40 to $50 million, and is primarily driven by elevated gold prices. The income tax reflects a 25% income tax rate on taxable income. The Öksüt Mine is expected to pay approximately $80 to $90 million in cash taxes in 2025. This is an increase from the previous guidance of $60 to $70 million, reflecting a higher income tax expense in 2025.

Molybdenum Business Unit

	Units	Current 2025 Guidance			Nine Months Ended September 30, 2025
Production - Langeloth Facility
Total molybdenum roasted(1)	(Mlbs)	13	-	15	10.6
Total molybdenum sold	(Mlbs)	13	-	15	10.4
Costs and Profitability - Langeloth Facility
(Loss) Earnings from operations	($M)	(3)	-	5	(2.1)
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)NG	($M)	2	-	8	1.4
Capital Expenditures	($M)
Additions to PP&E	($M)	132	-	150	95.7
Thompson Creek Mine	($M)	130	-	145	94.8
Langeloth Facility	($M)	2	-	4	0.9
Total capital expendituresNG	($M)	132	-	150	84.6
Sustaining capital expendituresNG - Langeloth Facility	($M)	2	-	4	0.9
Non-sustaining capital expendituresNG - Thompson Creek Mine	($M)	130	-	145	83.7
Other Items	($M)
Depreciation, depletion and amortization - Langeloth Facility	($M)	3	-	5	3.4
Care and Maintenance Cash Expenditures - Endako Mine	($M)	6	-	8	4.0
Reclamation Costs - Endako Mine	($M)	4	-	7	4.5
1. 2025 guidance and actual figures do not include any toll material roasted.

Thompson Creek Mine

Since the restart decision in September 2024, significant progress has been made in advancing the project. The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG in the nine months ended September 30, 2025 were $94.8 million and $83.7 million, respectively. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $1.6 million and capitalized DDA of $7.3 million. Since the restart decision in September 2024, non-sustaining capital expendituresNG have been $113.3 million including capitalized stripping costs of $59.1 million, equipment refurbishments and capital equipment purchases of $28.5 million, engineering studies of $9.0 million and other capitalized costs of $16.7 million. For the full year of 2025, the Thompson Creek Mine’s additions to PP&E and total capital expendituresNG are expected to be in the range of $130 to $145 million; however, based on the current rate of spending and the planned scopes of work in the fourth quarter of 2025, the Company expects capital expendituresNG to be at the lower end of the guidance range. Major activities contributing to the planned total capital expendituresNG for 2025 include:

•Progressive ramp-up of tons moved per month through the balance of 2025;
•Completion of remaining mine fleet refurbishments by the end of 2025;
•Detailed engineering and procurement of long-lead mill equipment substantially completed in the third quarter of 2025;
•Mobilization of equipment, materials and contractors necessary for the mill construction in the fourth quarter of 2025;
•Procurement and construction of housing units in the neighboring communities to facilitate increased mining workforce levels;
•Site infrastructure development and other costs; and
•Completion of basic engineering and substantial completion of detailed engineering for the TSF by the end of the year.

The project remains on track, with first production expected in the second half of 2027. The Company estimates that the majority of costs at the Thompson Creek Mine will relate to goods and services sourced domestically within the United States and, as such, does not anticipate a material impact from import tariffs at this time.

Langeloth Facility

In the nine months ended September 30, 2025, the Langeloth Facility roasted and sold 10.6 and 10.4 million pounds of molybdenum, respectively. The Langeloth Facility has continued the previously disclosed ramp-up of operations and is planning to increase roasting volumes to the range of 13 to 15 million pounds of molybdenum for the full year of 2025. The majority of the molybdenum products made at the Langeloth Facility are sold to large steel mills within the United States.

In the nine months ended September 30, 2025, Langeloth Facility’s loss from operations was $2.1 million, including DDA of $3.4 million, and adjusted EBITDANG was $1.4 million. For the full year of 2025, the Company expects the Langeloth Facility’s results to range from $3 million loss from operations to $5 million earnings from operations and expects to achieve a positive adjusted EBITDANG in the range of $2 to $8 million for the full year of 2025.

The Company expects that the cash provided by operations at the Langeloth Facility for the full year of 2025 will primarily be driven by adjusted EBITDANG and changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In the nine months ended September 30, 2025, average molybdenum market price increased from $21.08 per pound at the end of the fourth quarter of 2024 to $24.98 per pound at the end of the third quarter 2025 and the Langeloth Facility reported $16.8 million in incremental working capital investment partially due to the build-up of inventory necessary for the continuous capacity ramp-up and partially due to the increase in the average molybdenum market price. The Company expects and incremental release of working capital of approximately $20 million at a $5 decrease in molybdenum price and an investment in working capital of approximately $20 million at a $5 increase in molybdenum price.

In the nine months ended September 30, 2025, the Langeloth Facility’s additions to PP&E and total capital expendituresNG were $0.9 million. For the full year of 2025, the Langeloth Facility is projecting sustaining capital expendituresNG to be in the range of $2 to $4 million.

Endako Mine

In the nine months ended September 30, 2025, the Company's share of cash expenditures at the Endako Mine totaled $8.1 million, including $4.0 million for care and maintenance and $4.5 million for reclamation, partially offset by cash release from working capital movements of $0.4 million. For the full year of 2025, the Company’s share of care and maintenance expenditures at the Endako Mine are expected to be between $6 and $8 million and reclamation expenditures are expected to be $4 to $7 million.

Global Exploration, Development Projects and Evaluation Projects

(Expressed in millions of United States dollars)	Units	Current 2025 Guidance			Nine months ended September 30, 2025
Project Exploration and Evaluation Costs
Exploration Costs(1)	($M)	40	-	50	39.3
Brownfield Exploration(1)	($M)	25	-	30	23.2
Greenfield and Generative Exploration	($M)	15	-	20	16.1
Evaluation Costs	($M)	8	-	13	5.6
Other Kemess Costs
Care & Maintenance	($M)	13	-	15	9.8
1.Total and brownfield exploration costs include capitalized exploration costs at the Mount Milligan Mine of $7.9 million spent in the nine months ended September 30, 2025, and $7 to $9 million projected for the full year of 2025.

Exploration Expenditures (excluding Project Evaluation costs)

In the nine months ended September 30, 2025, total exploration expenditures were 39.3 million, including $31.4 million related to expensed exploration, and capitalized exploration costs of $7.9 million at the Mount Milligan Mine. For the full year of 2025, exploration expenditures are expected to be $40 to $50 million. The exploration expenditures include $25 to $30 million of brownfield exploration and $15 to $20 million of greenfield and generative exploration programs. Over 85% of exploration expenditures are expected to be expensed. The remaining 2025 exploration targets for brownfield projects include further drilling and test work at the Mount Milligan Mine, as well as the Kemess Project. At the Mount Milligan Mine, resource expansion and brownfield exploration targets included zones on the western margin of the open pit which will form the basis of a resource model update expected to be completed during the fourth quarter of the year. Planned exploration work at Kemess include the Kemess Underground project area and Kemess South. Exploration costs are expected to be lower in the fourth quarter of 2025 as a significant portion of drilling programs were prioritized during the earlier part of the year.

Kemess Project

The work program at the Kemess Project continues to be focused on project evaluation activities including resource in-fill and exploration drilling as well as technical studies.

In the nine months ended September 30, 2025, the Kemess Project’s expenditures amounted to $20.5 million, comprised of $9.8 million for care and maintenance costs, $8.4 million related to exploration, and $2.3 million related to technical studies.

For the full year of 2025, the Kemess Project’s expenditures are projected to be in the range of $13 to $15 million on care and maintenance, $10 to $12 million on exploration drilling, and $4 to $6 million on technical studies (included in the Evaluation Costs in the table above). The Company continues to evaluate concepts for the property as outlined in the Recent Events and Developments section of this MD&A and expects to publish the results of a PEA in the first quarter of 2026.

Goldfield Project

On August 6, 2025, the Board authorized the Goldfield Project for construction. Following the approval of the project, the work program for the remainder of 2025 at the Goldfield Project is focused on studies and field campaigns and progressing detailed engineering. The Goldfield Project’s expenditures are projected to be in the range of $4 to $7 million for the full year of 2025. In the fourth quarter of 2025, the Goldfield Project’s expenditures are projected to be in the $2 to $4 million range.

Other Items

In the nine months ended September 30, 2025, corporate and administration expenses were 23.5 million, excluding stock-based compensation expense of $10.9 million and corporate depreciation of $0.6 million. Corporate and administration expenses excluding stock-based compensation expense are expected to be in the range from $28 to $32 million for the full year of 2025.

As a result of the attainment of certain production thresholds of the Greenstone Mine, the Company is entitled to receive 33,333 additional contingent gold ounces (or equivalent cash payments) from Equinox Gold in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021. Early in the fourth quarter of 2025, Centerra received a cash payment equivalent in value to 11,111 ounces of gold and 11,111 ounces of gold were delivered by the Company to Royal Gold as part of the Additional Royal Gold Agreement. The Company anticipates the remaining contingent payments to be received after 2025.

2025 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs for the remaining three months of 2025 after giving effect to the hedges in place as at September 30, 2025, include the following:

•market gold price of $3,850 per ounce ($3,300 per ounce in the previous guidance), and an average realized gold price at the Mount Milligan Mine of $2,655 per ounce ($2,297 per ounce in the previous guidance) after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs;
•market price of $4.50 per pound for copper ($4.00 per pound in the previous guidance). Realized copper price at the Mount Milligan Mine is estimated to average $3.78 per pound ($3.36 per pound in the previous guidance) after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs;
•molybdenum price of $25.00 per pound ($21.00 per pound in the previous guidance);
•exchange rates are as follows: $1USD:$1.37 CAD ($1USD:$1.36 CAD in the previous guidance), and $1USD:42 Turkish lira ($1USD:38 Turkish lira in the previous guidance); and
•diesel fuel price of $0.99 / litre or CAD$1.40 / litre at the Mount Milligan Mine ($1.02 / litre or CAD$1.39 / litre in the previous guidance) and $2.85/gallon at the Thompson Creek Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2025 as the increases in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until approximately 2030.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the fourth quarter of 2025 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for the fourth quarter of 2025 and related risk factors can be found under the heading “Cautionary Statement on Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent Annual Information Form (“AIF”).

2025 Sensitivities

Centerra’s costs and cash flows for the remaining three months of 2025 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)	-$250/oz	1.5 - 2.0	—	9.0 - 16.0	7.5 - 14.0	25 - 35
Gold price(1)	+$250/oz	1.5 - 3.5	—	5.0 - 12.0	3.5 - 8.5	30 - 40
Copper price(1)	10%	0.5 - 1.0	—	4.5 - 9.0	4.0 - 8.0	90 - 100
Diesel fuel(2)	10%	0.4 - 1.0	0.1 - 0.5	—	0.5 - 1.5	5 - 15
Canadian dollar(2),(3)	10 cents	5.0 - 6.0	0.1 - 0.5	—	5.1 - 6.5	65 - 100
Turkish lira(3)	5 liras	0.5 - 1.0	0.5 - 1.0	—	1.0 - 2.0	20 - 25
(1)Includes the impact of hedging of 10,000 ounces for the Öksüt Mine’s gold sales in the fourth quarter. Excludes the effect of 32,279 ounces of gold with an average mark-to-market price of $3,859 per ounce and 13.3 million pounds of copper with an average mark-to-market price of $4.65 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of September 30, 2025.
(2)Includes the effect of the Company’s diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of September 30, 2025 of approximately 43% and 52%, respectively.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Liquidity and Capital Resources

As of September 30, 2025, the Company’s total liquidity position was $961.8 million, representing a cash balance of $561.8 million and no amounts drawn under its $400.0 million corporate credit facility.

Third Quarter 2025 compared to Third Quarter 2024

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $87.8 million was recognized in the third quarter of 2025 compared to $67.4 million in the third quarter of 2024. The increase is primarily related to a cash payment of $24.9 million to make equity investments in the third quarter of 2025, including the investment in Liberty Gold Corp.

Cash used in financing activities in the third quarter of 2025 was $34.4 million compared to $24.3 million in the third quarter of 2024. The increase is primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 2,839,983 Centerra common shares under the Company’s NCIB program was $22.1 million in the third quarter of 2025 compared to consideration of $12.0 million paid for the repurchase and cancellation of 1,741,800 Centerra common shares under the Company’s NCIB program in the third quarter of 2024.

Nine months ended September 30, 2025 compared to September 30, 2024

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.
Cash used in investing activities of $209.0 million was recognized in 2025 compared to $145.7 million in 2024. The increase is primarily related to $58.4 million higher capital spending at the Thompson Creek Mine in 2025 and $41.3 million higher purchase of equity investments in 2025, partially offset by a cash payment of $24.5 million related to the Additional Royal Gold Agreement executed in 2024.

Cash used in financing activities of $99.4 million was recognized in 2025 compared to $68.5 million in 2024. The increase was primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 9,195,416 Centerra common shares under the Company’s NCIB program was $64.0 million in 2025 compared to consideration of $31.8 million paid for the repurchase and cancellation of 4,965,300 Centerra common shares under the Company’s NCIB program in 2024.

Financial Performance
Third Quarter 2025 compared to Third Quarter 2024

Revenue of $395.2 million was recognized in the third quarter of 2025 compared to $323.9 million in the third quarter of 2024. The increase in revenue was primarily due to higher average realized gold, copper and molybdenum prices and higher molybdenum pounds roasted and sold. The increase was partially offset by lower ounces of gold and pounds of copper sold at the Mount Milligan Mine.

Gold production was 81,773 ounces in the third quarter of 2025 compared to 93,712 ounces in the third quarter of 2024. Gold production in the third quarter of 2025 included 49,234 ounces of gold produced at the Öksüt Mine compared to 50,719 ounces produced in the third quarter of 2024. There were 32,539 ounces of gold produced from the Mount Milligan Mine in the third quarter of 2025 compared to 42,993 ounces in the third quarter of 2024. The decrease was primarily driven by lower throughput, lower head grades and lower gold recoveries.

Copper production at the Mount Milligan Mine was 13.4 million pounds in the third quarter of 2025 compared to 13.7 million pounds in the third quarter of 2024. The decrease in copper production was primarily due to lower mill throughput.

The Langeloth Facility roasted and sold 4.4 million pounds and 3.1 million pounds of molybdenum, respectively, in the third quarter of 2025, compared to 2.4 million pounds roasted and 2.4 million pounds sold in the third quarter of 2024. The increase in molybdenum roasted and sold in the third quarter of 2025, compared to the third quarter of 2024, was primarily due to strong demand from its main contract customers during the third quarter of 2025 and slightly slower ramp up of molybdenum production following the planned acid plant shut down executed in the second quarter of 2024. The increased volumes in 2025 are in line with the Company’s strategy to progressively ramp-up volumes at the Langeloth facility over time, including a goal to increase roasting volumes to the range of 13 to 15 million pounds in 2025.

Cost of sales of $258.8 million was recognized in the third quarter of 2025 compared to $216.6 million in the third quarter of 2024. The increase was primarily due to $25.8 million higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold and higher cost of molybdenum purchased due to higher molybdenum prices. In addition, there were higher production costs at the Öksüt Mine mainly attributable to higher royalty costs.

Gold production costs were $1,346 per ounce in the third quarter of 2025 compared to $973 per ounce in the third quarter of 2024. The increase was primarily driven by lower ounces of gold sold at the Mount Milligan Mine, higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper, and higher royalty cost per ounce at the Öksüt Mine as a result of elevated gold prices and updated royalty rates.

All-in sustaining costs on a by-product basisNG were $1,652 per ounce in the third quarter of 2025 compared to $1,302 per ounce in the third quarter of 2024. The increase in all-in sustaining costs on a by-product basisNG was primarily due to higher gold production costs per ounce as noted above, partially offset by lower sustaining capital expendituresNG.
A non-cash impairment reversal of $193.5 million was recognized in the third quarter of 2025, related to the Goldfield Project. The Company completed additional technical studies and project optimizations on the Goldfield Project which in conjunction with increased long-term gold prices significantly improved the economics of the project. The Company performed the impairment test of impairment and subsequently determined that the impairment should be reversed.

Other operating income of $38.2 million was recognized in the third quarter of 2025 compared to other operating expense of $8.0 million in the third quarter of 2024. The increase in other operating income is primarily attributable to a $42.6 million unrealized gain on the financial asset related to the Additional Royal Gold Agreement.

An unrealized gain of $16.3 million was recognized in the third quarter of 2025 on the re-measurement of the amount due from Equinox Gold related to the sale of the Company’s 50% interest in the Greenstone Gold Mines Partnership, reflecting the updated gold price assumptions related to the contingent consideration owing to the Company.

The Company recognized income tax expense of $59.6 million in the third quarter of 2025, comprising current income tax expense of $30.6 million and deferred income tax expense of $29.0 million, compared to income tax expense of $27.9 million in the third quarter of 2024, comprising current income tax expense of $23.9 million and deferred income tax expense of $4.0 million. The increase in income tax expense in the third quarter of 2025 was primarily due to a larger deferred tax expense of $37.2 million, stemming from a drawdown on deferred income tax assets related to earnings generated at the Mount Milligan Mine and from the tax impact associated with the unrealized gain on the financial asset under the Additional Royal Gold Agreement.
Nine months ended September 30, 2025 compared to September 30, 2024

Revenue of $983.0 million was recognized in 2025 compared to $912.1 million in 2024. The increase in revenue was primarily due to higher average realized gold, copper and molybdenum prices and higher molybdenum pounds sold. The increase was partially offset by lower gold ounces and copper pounds sold at the Mount Milligan Mine and lower ounces of gold sold at the Öksüt Mine.

Gold production was 204,463 ounces in 2025 compared to 294,880 ounces in 2024. Gold production in 2025 included 103,477 ounces of gold from the Mount Milligan Mine compared to 129,919 ounces in 2024. The decrease was primarily due to lower gold head grades, lower gold recoveries and lower throughput. The Öksüt Mine produced 100,986 ounces of gold in 2025 compared to 164,961 ounces of gold in 2024. The decrease was primarily due to a higher production level in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023.
Copper production at the Mount Milligan Mine was 37.4 million pounds in 2025 compared to 41.6 million pounds in 2024. The decrease in copper production was primarily attributed to lower copper head grades and throughput.

The Langeloth Facility roasted 10.6 million pounds and sold 10.4 million pounds of molybdenum in 2025 compared to 7.3 million pounds roasted and 8.1 million pounds sold in 2024. This increase was primarily due to increased sales volume to its contracts customers in 2025 and a planned acid plant shut down in 2024.

Cost of sales of $682.6 million was recognized in 2025 compared to $613.7 million recognized in 2024. The increase was primarily due to $62.9 million higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold and higher cost of molybdenum purchased due to higher molybdenum prices.

Gold production costs were $1,312 per ounce in 2025 compared to $860 per ounce in 2024. The increase in gold production costs per ounce was primarily due to lower gold ounces sold at the Öksüt Mine and the Mount Milligan Mine, higher royalty costs at the Öksüt Mine and higher allocation of costs to gold production costs at the Mount Milligan Mine due to relative changes in the market price of gold and copper.
All-in sustaining costs on a by-product basisNG were $1,604 per ounce in 2025 compared to $1,103 per ounce in 2024. The increase was primarily due to higher gold production costs per ounce as discussed above.

Reclamation recovery was $3.0 million in 2025 compared to a reclamation recovery of $23.5 million in 2024. The difference was primarily attributable to changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project. In addition, there was a reclamation recovery of $15.1 million recognized in 2024 at the Thompson Creek Mine from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows. No reclamation expense or recovery was recognized at the Thompson Creek Mine in 2025 due to the commencement of development.

An unrealized gain of $37.9 million was recognized in 2025 on the re-measurement of amount due from Equinox Gold, reflecting the updated gold price assumptions related to the contingent consideration owing to the Company.

Other operating income of $17.3 million was recognized in 2025 compared to other operating expense of $30.4 million in 2024. The increase in other operating income is primarily attributable to an $29.1 million unrealized gain on the financial asset related to the Additional Royal Gold Agreement compared to $10.4 million in unrealized loss in 2024.

Expensed exploration and evaluation costs were $37.4 million in 2025, compared to $57.5 million in 2024. The decrease in expensed exploration and evaluation costs was primarily due to $21.1 million lower project evaluation costs at the Thompson Creek Mine. No expensed exploration and evaluation costs were recognized at the Thompson Creek Mine in 2025 due to the commencement of development.

Other non-operating income of $19.1 million was recognized in 2025 compared to $33.1 million in 2024. The decrease in other non-operating income is primarily attributable to a $10.3 million lower foreign exchange gain driven by the effect of foreign exchange movements on the reclamation provision at the Endako Mine and Kemess Project, and a $7.1 million decrease in interest income earned on the Company’s cash balance.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at September 30, 2025 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at September 30, 2025
Instrument	Unit	Type	Q4 2025	2026	2027+	Q4 2025	2026	2027+	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.35/$1.39	$1.34/$1.39	—	$48.0M (27%)	$108.0M	—	$156.0M	(515)
USD/CAD forward contracts (2)	CAD	Fixed	$1.35	$1.37	$1.36	$45.0M (25%)	$223.3M	$126.0M	$394.3M	(2,727)
Total						$93.0M (52%)	$331.3M	$126.0M	$550.3M	(3,242)

Diesel Fuel Hedges(3)
ULSD zero-cost collars	Litres	Fixed	$0.62/$0.69	$0.60/$0.67	$0.50/$0.57	1,192 (13%)	3,339	1,670	6,201	(173)
ULSD swap contracts	Litres	Fixed	$0.59	$0.60	$0.59	2,719 (30%)	21,290	13,579	37,588	(519)
Total						3,911 (43%)	24,629	15,249	43,789	(692)

Gold Hedges
Öksüt Mine zero-cost collars	Ounces	Fixed	$2,400/$3,400	$2,400/$3,696	—	10,000 (19%)	20,000	—	30,000	(12,311)
Goldfield Project zero-cost collars (4)	Ounces	Fixed	—	—	$3,200/$4,575	—	—	117,000	117,000	(41,864)
Total						10,000 (19%)	20,000	117,000	147,000	(54,175)

Gold/Copper Hedges (Royal Gold deliverables):(5)
Gold forward contracts	Ounces	Float	N/A	—	—	12,340	—	—	12,340	2,650
Copper forward contracts	Pounds	Float	N/A	—	—	3.3M	—	—	3.3M	364
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)Ultra-low-sulfur diesel. Units are in thousands of litres.
(3)Includes hedges covering exposure of both the Mount Milligan Mine (2025 - 2027) and the Thompson Creek Mine (2026 - 2027).
(4)The ceiling prices applicable to the gold hedge contracts are $4,438/oz for 2029 and $4,705/oz for 2030.
(5)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the interim consolidated statements of earnings was as follows:

	Three months ended September 30,			Nine months ended September 30,
($ millions)	2025	2024	% Change	2025	2024	% Change
Foreign exchange hedges	(685)	(1,538)	(55)%	(4,830)	(3,730)	29%
Fuel hedges	31	(130)	(124)%	(232)	57	(507)%
Copper hedges	—	—	—%	—	450	(100)%
Gold Hedges	(748)	—	100%	(748)	—	100%

In conjunction with the decision to proceed with the Goldfield Project, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030, representing 50% of annual production in each year, to protect project economics and support predictable cash flow during the ramp-up period. These zero-cost option collars are settled on a monthly basis, against the London Bullion Market Association (“LBMA”) gold prices and have a gold price floor of $3,200 per ounce and an average gold price cap of $4,438 per ounce in 2029 and $4,705 per ounce in 2030. The current fair value of these instruments reflects an unrealized loss from the significant upward movement in the underlying gold price in 2025.

In the first quarter of 2025, the Company initiated a diesel hedging program associated with the restart of operations at the Thompson Creek Mine in order to manage the risk associated with changes in diesel fuel prices. The hedge contracts cover a portion of estimated future diesel fuel purchases as part of the re-start and are expected to settle over time by June 2027.

As at September 30, 2025, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.
Balance Sheet Review

($ millions)	September 30, 2025	December 31, 2024
Total Assets	2,690.0	2,265.1
Total Liabilities	750.5	609.2
Current Liabilities	370.8	283.9
Non-current Liabilities	379.7	325.3
Total Equity	1,939.5	1,655.9

Cash as at September 30, 2025 was $561.8 million compared to $624.7 million as at December 31, 2024. The decrease was primarily attributable to the repurchase and cancellation of approximately 9,195,416 Centerra common shares under the Company’s NCIB program amounting to $64.0 million, dividends paid of $31.1 million, $46.8 million paid to purchase equity investments, partially offset by a free cash flowNG of $83.1 million during the nine months ended September 30, 2025.

Amounts receivable as at September 30, 2025 were $162.1 million compared to $75.0 million at December 31, 2024. The increase was primarily due to a reclassification of $41.0 million from other current assets, a $21.4 million increase in amounts receivable at the Langeloth Facility from increased sales due to higher average market molybdenum prices and a $24.7 million increase in amounts receivable from gold and copper concentrate sales at the Mount Milligan Mine due to a significant increase in gold prices at quarter-end, resulting in a large mark-to-market adjustment.

Total inventories as at September 30, 2025 were $293.8 million compared to $234.2 million at December 31, 2024. The increase was primarily due to $40.8 million higher molybdenum inventory at the Langeloth Facility from higher average market molybdenum prices and a build-up of inventory to support higher operating volumes. In addition, there was an increase in gold inventory build-up at the ADR circuit and the heap leach facility of $12.7 million at the Öksüt Mine.

The carrying value of PP&E as at September 30, 2025 was $1.37 billion compared to $1.10 billion as at December 31, 2024. The increase was primarily due to the additions of $180.4 million related to ongoing capital projects at the existing mines and projects, including capital equipment purchases, equipment refurbishments and pre-stripping costs, other general costs capitalized at the Thompson Creek Mine, $193.5 million non-cash impairment reversal at the Goldfield Project, partially offset by the depreciation and depletion of PP&E of $105.0 million in the normal course of operations.

Deferred income tax assets as at September 30, 2025 were $29.5 million compared to $60.1 million as at December 31, 2024. The decrease was primarily due to the drawdown of the deferred tax assets at the Mount Milligan Mine as a result of the higher earnings from operations.

Non-current equity investments as at September 30, 2025 were $85.5 million compared to $9.8 million as at December 31, 2024. The increase was primarily due to the purchase of equity investments amounting to

$46.8 million and a $28.9 million unrealized gain recorded in Other Comprehensive Income (“OCI”) due to increases in the market value of the equity investments portfolio.

Non-current financial assets as at September 30, 2025 were $96.4 million compared to $67.2 million as at December 31, 2024. The increase was primarily due to a $29.1 million change in fair value of the financial asset related to the Additional Royal Gold Agreement.

Accounts payable and accrued liabilities as at September 30, 2025 were $319.8 million compared to $233.1 million at December 31, 2024. The increase was primarily due to the effect of timing of vendor payments of $35.2 million including a higher payable due to Royal Gold at the Mount Milligan Mine, and timing of vendor payments, build-up of inventory and higher molybdenum prices on purchases at the Langeloth Facility amounting to $44.7 million.

Provision for reclamation as at September 30, 2025 was $284.0 million compared to $266.2 million as at December 31, 2024. The increase was primarily due to an $8.4 million accretion, a $7.5 million increase in the provision for future reclamation cash flows at the Öksüt Mine, Mount Milligan Mine and Endako Mine and $3.8 million due to the effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.

Non-current financial liabilities as at September 30, 2025 were $45.4 million compared to $5.2 million as at December 31, 2024. The increase was primarily due to a 44.2 million mark-to-market adjustment on certain gold hedging contracts as a result of rising gold prices.

Share capital as at September 30, 2025 was $766.8 million compared to $826.7 million as at December 31, 2024. The decrease was primarily due to the repurchase and cancellation of shares for $64.0 million under the NCIB program.

Accumulated other comprehensive loss as at September 30, 2025 was $28.5 million compared to accumulated other comprehensive loss of $11.2 million as at December 31, 2024. The increase in accumulated other comprehensive loss was primarily due to the changes in the fair value of hedged derivative instruments on the hedging programs at the Goldfield Project and the Öksüt Mine of $54.2 million, partially offset by the increase of $28.3 million in fair value of the equity investments recorded in OCI.
Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine.

Mount Milligan Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Gold revenue	82.8	87.3	(5)%	249.6	210.8	18%
Copper revenue	49.4	47.8	3%	139.4	140.9	(1)%
Other by-product revenue	5.1	2.3	122%	10.3	6.0	72%
Total revenue	137.3	137.4	—%	399.3	357.7	12%
Production costs	77.4	80.6	(4)%	225.8	217.0	4%
Depreciation, depletion, and amortization ("DDA")	14.5	19.0	(24)%	45.3	51.4	(12)%
Earnings from mine operations	45.4	37.8	20%	128.2	89.3	44%
Earnings from operations(1)	83.6	29.4	184%	145.4	61.8	135%
Cash provided by mine operations	64.1	40.2	59%	160.7	99.3	62%
Free cash flow from mine operations(2)	44.6	15.6	186%	114.8	53.3	115%
Additions to property, plant and equipment	11.9	27.2	(56)%	52.2	46.8	12%
Capital expenditures - total(2)	20.3	24.7	(18)%	48.9	46.2	6%
Sustaining capital expenditures(2)	19.6	24.7	(21)%	43.5	46.2	(6)%
Non-sustaining capital expenditures(2)	0.7	—	100%	5.4	—	100%
Operating Highlights:
Tonnes mined (000s)	12,256	11,801	4%	35,723	36,447	(2)%
Tonnes ore mined (000s)	5,726	5,066	13%	17,124	16,085	6%
Tonnes processed (000s)	5,294	5,553	(5)%	15,331	16,040	(4)%
Process plant head grade gold (g/t)	0.34	0.40	(15)%	0.35	0.41	(15)%
Process plant head grade copper (%)	0.16%	0.16%	0%	0.15%	0.17%	(12)%
Gold recovery (%)	58.6%	61.4%	(5)%	60.9%	63.8%	(5)%
Copper recovery (%)	75.6%	73.8%	2%	76.7%	75.6%	1%
Concentrate produced (dmt)	37,447	37,131	1%	107,482	107,620	0%
Gold produced (oz)(3)	32,539	42,993	(24)%	103,477	129,919	(20)%
Gold sold (oz)(3)	32,102	45,968	(30)%	102,456	122,502	(16)%
Average realized gold price - combined ($/oz)(3)(4)	2,712	1,899	43%	2,478	1,721	44%
Copper produced (000s lbs)(3)	13,354	13,694	(2)%	37,438	41,573	(10)%
Copper sold (000s lbs)(3)	13,244	14,209	(7)%	37,488	41,536	(10)%
Average realized copper price - combined ($/lb)(3)(4)	3.73	3.37	11%	3.72	3.39	10%
Unit Costs:
Gold production costs ($/oz)	1,540	1,138	35%	1,423	1,062	34%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	1,461	1,318	11%	1,298	1,064	22%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,916	1,526	26%	1,719	1,329	29%
Copper production costs ($/lb)	2.11	1.99	6%	2.13	2.09	2%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	2.63	2.69	(2)%	2.57	2.61	(2)%
Mining costs per tonne mined ($/tonne)(2)	2.66	2.58	3%	2.67	2.51	6%
Milling costs per tonne processed ($/tonne)(2)	6.41	5.50	17%	6.20	5.56	12%
Site G&A costs per tonne processed ($/tonne)(2)	2.59	2.44	6%	2.65	2.47	7%
On site costs per tonne processed ($/tonne)(2)	15.16	13.42	13%	15.09	13.73	10%
(1)Includes exploration and evaluation costs and other operating costs, including non-cash unrealized loss on the financial asset related to the Additional Royal Gold Agreement.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.

Third Quarter 2025 compared to Third Quarter 2024

Earnings from mine operations of $45.4 million were recognized in the third quarter of 2025 compared to $37.8 million in the third quarter of 2024. The increase in earnings from mine operations was primarily due to lower DDA and higher average realized gold and copper prices, partially offset by lower gold ounces and copper pounds sold. Lower DDA was due to an increase in proven and probable reserves as a result of the life of mine extension.
Cash provided by mine operations of $64.1 million was recognized in the third quarter of 2025 compared to $40.2 million in the third quarter of 2024. The increase was primarily due to a favorable working capital change, higher average realized gold prices, partially offset by lower gold ounces sold. The favorable working capital change in the third quarter of 2025 compared to the third quarter of 2024 was primarily related to the timing of vendor payments, including amounts due to Royal Gold.

Free cash flow from mine operationsNG of $44.6 million was recognized in the third quarter of 2025 compared to $15.6 million in the third quarter of 2024. The increase was primarily due to higher cash provided by mine operations as noted above and lower capital expendituresNG

During the third quarter of 2025, mining activities were carried out in phases 5, 6, 7 and 10 of the open pit. Total tonnes mined were 12.3 million tonnes in the third quarter of 2025 compared to 11.8 million tonnes in the third quarter of 2024. The increase in tonnes mined in the third quarter of 2025 was largely attributable to higher equipment availability compared to the same period in 2024.

Total process plant throughput in the third quarter of 2025 was 5.3 million tonnes, averaging 57,541 tonnes per calendar day compared to 5.6 million tonnes, averaging 60,354 tonnes per calendar day in the third quarter of 2024. The lower throughput was primarily due to more maintenance activities in the crushing circuit and slowdown events associated with operational challenges in the grinding circuit.

Gold production was 32,539 ounces in the third quarter of 2025 compared to 42,993 ounces in the third quarter of 2024. The decrease in gold production was primarily driven by lower head grade, lower recovery and lower throughput compared to the third quarter of 2024. During the third quarter of 2025, the average gold head grade and recovery were 0.34 g/t and 58.6%, respectively, compared to 0.40 g/t and 61.4% in the third quarter of 2024. The lower head gold grade was primarily due to mining sequence and lower average grades encountered in these zones which was consistent with the average grades incorporated in the MTM PFS. Lower recoveries were primarily due to lower head grades milled.

Copper production was 13.4 million pounds in the third quarter of 2025 compared to 13.7 million pounds in the third quarter of 2024. The slight decrease in copper production was primarily due to lower mill throughput. During the third quarter of 2025, the average copper head grade and recovery were 0.16% and 75.6%, respectively, compared to 0.16% and 73.8% in the third quarter of 2024.

Gold production costs were $1,540 per ounce in the third quarter of 2025 compared to $1,138 per ounce in the third quarter of 2024. The increase was primarily due to lower gold ounces sold, and higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper.

Copper production costs were $2.11 per pound in the third quarter of 2025 compared to $1.99 per pound in the third quarter of 2024. The increase was primarily due to lower pounds of copper sold.
Mount Milligan Q3 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,461 per ounce in the third quarter of 2025 compared to $1,318 per ounce in the third quarter of 2024. The increase was primarily due to lower gold ounces sold, partially offset by lower sustaining capital expendituresNG. Lower sustaining capital expendituresNG in the third quarter of 2025 were primarily due to lower spending on mining equipment overhauls and water sourcing projects compared to the third quarter of 2024.

Nine months ended September 30, 2025 compared to September 30, 2024

Earnings from mine operations of $128.2 million were recognized in 2025 compared to $89.3 million in 2024. The increase was primarily due to higher average realized gold and copper prices and lower DDA, partially offset by higher production costs lower gold ounces sold, and lower copper pounds sold. Lower DDA was due to an increase in proven and probable reserves as a result of the life of mine extension.
Cash provided by mine operations of $160.7 million was recognized in 2025 compared to $99.3 million in 2024. The increase was primarily due to higher average realized gold and copper prices and a favorable working capital change, partially offset by higher production costs and lower gold ounces and copper pounds sold. The favorable working capital change in 2025 compared to 2024 was primarily related to the timing of vendor payments, including amounts due to Royal Gold.

Free cash flow from mine operationsNG of $114.8 million was recognized in 2025 compared to $53.3 million in 2024. The increase was primarily due to higher cash provided by mine operations as explained above.

During 2025, mining activities were carried out in phases 5, 6, 7 and 10 of the open pit. Total tonnes mined were 35.7 million tonnes in 2025 compared to 36.4 million tonnes mined in 2024. The slight decrease in tonnage was primarily due to lower equipment availability in early 2025 compared to 2024.

The process plant throughput was 15.3 million tonnes in 2025, averaging 56,157 tonnes per calendar day compared to 16.0 million tonnes in 2024, averaging 58,261 tonnes per calendar day. Lower throughput was due to more maintenance activities and harder than anticipated ore during 2025. A mill maintenance shutdown was executed in the first half of 2025 for liner replacement of both ball mills which typically occurs every 18 months and was last completed in 2023.

Gold production was 103,477 ounces in 2025 compared to 129,919 ounces in 2024. The decrease was primarily due to lower gold head grades, lower gold recoveries and lower throughput. During 2025, the average gold grade was 0.35 g/t and recoveries were 60.9% compared to 0.41 g/t and 63.8%, respectively, in 2024. The lower head gold grade was primarily due to mining sequence and lower average grades encountered in these zones which was consistent with the average grades incorporated in the MTM PFS. Lower recoveries were primarily due to lower head grades milled.

Total copper production was 37.4 million pounds in 2025 compared to 41.6 million pounds in 2024. The decrease in copper production is primarily attributed to lower copper head grades and throughput. During 2025, the average copper head grade was 0.15% and recoveries were 76.7% compared to 0.17% and 75.6%, respectively, in 2024. The lower copper head grade was primarily due to mining sequence and lower average grades encountered in these zones as well as a higher proportion of stockpile material being reclaimed and processed through the mill for blending purposes.

Gold production costs were $1,423 per ounce in 2025 compared to $1,062 per ounce in 2024. The increase was primarily due to lower gold ounces sold and higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper. Mining costs were higher due to timing of equipment overhaul and repairs, and RC drilling activities to improve geological and mine plan confidence. Processing costs were higher due to a planned mill maintenance shutdown in the first half of 2025, including the replacement of both ball and SAG mill liners compared to the replacement of only SAG mill liners during the mill maintenance shutdown in the first half of 2024. The expanded mill shutdown typically occurs every 18 months and as a result, contractor charges and liner costs were higher in 2025 compared to 2024.
Copper production costs of $2.13 per pound in 2025 remain consistent with $2.09 per pound in 2024.

Mount Milligan YTD all-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $1,298 per ounce for 2025 compared to $1,064 per ounce in 2024. The increase was primarily due to higher production costs per ounce and lower ounces of gold sold.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.
Öksüt Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Revenue	169.1	126.1	34%	329.7	369.5	(11)%
Production costs(1)	59.1	41.9	41%	120.7	114.4	6%
Depreciation, depletion, and amortization ("DDA")	19.8	13.0	52%	36.8	39.8	(8)%
Earnings from mine operations	90.2	71.2	27%	172.2	215.2	(20)%
Earnings from operations(2)	89.7	70.6	27%	170.3	213.9	(20)%
Cash provided by mine operations	139.4	97.3	43%	172.2	196.6	(12)%
Free cash flow from mine operations(3)	133.6	86.8	54%	147.1	166.0	(11)%
Additions to property, plant and equipment	8.0	17.9	(55)%	31.8	39.5	(19)%
Capital expenditures - total(3)	5.8	10.5	(45)%	25.1	30.6	(18)%
Sustaining capital expenditures(3)	5.8	10.5	(45)%	25.1	30.6	(18)%
Operating Highlights:
Tonnes mined (000s)	4,882	4,930	(1)%	12,654	12,498	1%
Tonnes ore mined (000s)	1,618	1,424	14%	3,863	2,816	37%
Ore mined - grade (g/t)	1.71	1.05	63%	1.20	1.15	4%
Ore crushed (000s)	1,457	1,243	17%	3,599	3,055	18%
Tonnes of ore stacked (000s)	1,476	1,453	2%	3,714	3,478	7%
Heap leach grade (g/t)	1.82	1.05	73%	1.22	1.18	3%
Heap leach contained ounces stacked	86,422	48,928	77%	145,552	131,630	11%
Gold produced (oz)	49,234	50,719	(3)%	100,986	164,961	(39)%
Gold sold (oz)	48,496	50,768	(4)%	100,608	161,805	(38)%
Average realized gold price ($/oz)(4)	3,487	2,484	40%	3,277	2,282	44%
Unit Costs:
Gold production costs ($/oz)	1,219	829	47%	1,199	710	69%
All-in sustaining costs on a by-product basis ($/oz)(3)	1,473	1,092	35%	1,573	946	66%
Mining costs per tonne mined ($/tonne)(3)	3.16	2.93	8%	3.28	3.16	4%
Processing costs per tonne processed ($/tonne)(3)	6.22	5.37	16%	6.27	5.50	14%
Site G&A costs per tonne processed ($/tonne)(3)	7.39	7.74	(5)%	8.70	8.25	5%
On site costs per tonne processed ($/tonne)(3)	24.07	23.06	4%	26.13	25.10	4%
(1)Includes government royalties of $24.2 million and $39.7 million during three and nine months ended September 30, 2025 and $12.5 million and $37.5 million during three and nine months ended September 30, 2024, respectively.
(2)Includes exploration and evaluation costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Third Quarter 2025 compared to Third Quarter 2024

Earnings from mine operations were $90.2 million in the third quarter of 2025 compared with $71.2 million in the third quarter of 2024. The increase was primarily due to higher average realized gold prices. The increase in earnings from mine operations was partially offset by higher production costs mainly attributable to higher royalty rates adopted in 2025.

Öksüt Mine Q3 cash provided by mine operations ($ millions)
97.3
48.6
4.6
(5.6)
(4.9)
(0.6)
139.4
Q3 2024
Gold Price
Working Capital
Gold Ounces
Direct Production Costs
Other
Q3 2025

Cash provided by mine operations was $139.4 million in the third quarter of 2025, compared to $97.3 million in the third quarter of 2024. The increase in cash provided in mine operations was primarily due to higher average realized gold prices and a favorable working capital movement due to a higher VAT refund. Partially offsetting the increase in cash provided by mine operations were slightly higher production costs and lower gold ounces sold.

Free cash flow from mine operationsNG was $133.6 million in the third quarter of 2025, compared to $86.8 million in the third quarter of 2024. The increase in free cash flow from mine operationsNG was primarily due to an increase in cash provided by mine operations as noted above and lower sustaining capital expendituresNG mainly driven by lower deferred stripping costs.

Mining activities in the third quarter of 2025 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 4.9 million tonnes in the third quarter of 2025 consistent with 4.9 million tonnes in the third quarter of 2024.

The Öksüt Mine stacked 1.5 million tonnes at an average grade of 1.82 g/t, containing 86,422 ounces of gold in the third quarter of 2025, compared to 1.5 million tonnes stacked at an average grade of 1.05 g/t, containing 48,928 ounces of gold in the third quarter of 2024. The increase in heap leach grade was primarily due to higher mining grades in the third quarter of 2025 as a result of mining higher grade areas in phase 5 and the bottom of the Keltepe pit.

Gold production in the third quarter of 2025 was 49,234 ounces compared to 50,719 ounces in the third quarter of 2024. The slight decrease in gold production was primarily due to higher gold inventory build-up at the ADR circuit and the heap leach facility in the third quarter of 2025.

Gold production costs per ounce were $1,219 in the third quarter of 2025 compared to $829 in the third quarter of 2024. The increase was primarily due to lower costs allocated to deferred stripping and, higher production costs as a result of the net inflation impact in Türkiye between the periods, which increased labor and contractor costs and higher royalty costs. The royalty costs increased by $11.7 million between the periods with approximately $5.4 million of this increase attributed to the elevated gold prices and approximately $6.3 million the result of updated royalty rates as described in the Recent Events section of this MD&A. Due to the fact that the change in royalty rates was retrospective to the beginning of 2025, the Company recognized the full adjustment to true up royalty costs for the year in the third quarter of 2025.

Öksüt Mine Q3 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG in the third quarter of 2025 were $1,473 per ounce compared to $1,092 per ounce in the third quarter of 2024. The increase was primarily due to the higher production costs, and royalty costs per ounce as noted above, partially offset by lower sustaining capital expendituresNG mainly driven by lower deferred stripping costs.

Nine months ended September 30, 2025 compared to September 30, 2024

Earnings from mine operations were $172.2 million in 2025 compared with $215.2 million in 2024. The decrease was primarily due to lower ounces of gold produced and sold mainly attributable to higher production level in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023. This decrease was partially offset by higher average realized gold prices.
Cash provided by mine operations was $172.2 million in 2025 compared with $196.6 million in 2024. The decrease in cash provided by mine operations was primarily due to lower ounces of gold sold, higher production costs and higher royalty payments. The decrease was partially offset by higher average realized gold prices, lower tax payments and a favorable working capital movement due to higher VAT refund and timing of vendor payments.

Free cash flow from mine operationsNG was $147.1 million in 2025 compared with $166.0 million in 2024. The decrease in free cash flow from mine operationsNG was due to decrease in cash provided by mine operations, partially offset by lower sustaining capital expendituresNG mainly from lower deferred stripping costs.

Mining activities in 2025 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 12.7 million tonnes in 2025 and relatively consistent with 12.5 million tonnes in 2024.

The Öksüt Mine stacked 3.7 million tonnes at an average grade of 1.22 g/t containing 145,552 ounces of gold in 2025, compared with 3.5 million tonnes stacked at an average grade of 1.18 g/t containing 131,630 ounces of gold in 2024. The increase in stacked tonnes was primarily due to higher ore tonnes mined and the increase in heap leach grades was primarily due to higher mining grades in 2025 as a result of mining higher grade areas in phase 5 and the bottom of the Keltepe pit.

Gold production was 100,986 ounces in 2025 compared to 164,961 ounces in 2024, primarily due to higher production levels in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023.

Gold production costs were $1,199 per ounce in 2025 compared with $710 per ounce in 2024. The increase was primarily due to lower gold ounces sold, higher production costs and higher royalty costs. Higher production costs were mainly due to lower costs allocated to deferred stripping, and higher weighted average cost per ounce in inventory as a result of net inflation impact in Türkiye between the periods, which increased labour and contractor costs. The royalty costs increased by $2.2 million between the periods attributable to elevated gold prices and updated royalty rates as described in the Recent Events section of this MD&A.

All-in sustaining costs on a by-product basisNG were $1,573 per ounce in 2025 compared with $946 per ounce in 2024. The increase was primarily due to the higher production costs per ounce and higher royalty cost per ounce as noted above and lower ounces of gold sold.
Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia, which is currently on care and maintenance.
Molybdenum BU Financial Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Total revenue	88.8	60.4	47%	254.0	185.0	37%
Production costs	86.9	61.0	42%	250.6	188.3	33%
Depreciation, depletion, and amortization ("DDA")	1.1	1.1	0%	3.4	2.8	21%
Loss from mine operations	0.8	(1.7)	147%	—	(6.1)	100%
Care and maintenance costs - Molybdenum mines	1.3	2.5	(48)%	4.5	7.9	(43)%
Reclamation (recovery) expense	0.3	3.2	(91)%	(0.7)	(15.5)	95%
Other operating expenses	1.1	7.7	(86)%	2.2	22.3	(90)%
Earnings (loss) from operations	(1.9)	(15.1)	87%	(6.0)	(20.8)	71%
Cash used in operations	(16.3)	(14.0)	(16)%	(23.4)	(28.7)	18%
Free cash flow deficit from operations(1)	(53.7)	(45.1)	(19)%	(114.6)	(65.6)	(75)%
Additions to property, plant and equipment	36.5	34.3	6%	95.7	44.8	114%
Total capital expenditures(1)	31.7	25.2	26%	84.6	35.7	137%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Thompson Creek Mine

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Cash used in operations	—	(2.2)	100%	—	(16.5)	100%
Free cash flow deficit from operations(1)	(37.3)	(32.4)	(15)%	(90.6)	(48.7)	(86)%
Additions to property, plant and equipment	36.2	25.2	44%	94.8	30.8	208%
Total capital expenditures(1)	31.4	25.2	25%	83.7	30.8	172%
Operating Highlights:
Tons mined (000s)	8,265	3,347	147%	19,910	6,022	231%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Third Quarter 2025 compared to Third Quarter 2024

In the third quarter of 2025, the additions to property, plant and equipment were $36.2 million compared to $25.2 million in the third quarter of 2024 and non-sustaining capital expendituresNG were $31.4 million in the third quarter of 2025 compared to $25.2 million in the third quarter of 2024. The difference between additions to property, plant and equipment and non-sustaining capital expendituresNG in the third quarter of 2025 primarily reflects movements in the asset retirement obligation. The increase was due to the higher capital spending on mill detailed engineering, mining equipment refurbishments, construction of housing units, expenditures related to pre-stripping activities in the main open pit area and other general costs during the third quarter of 2025.

Nil cash used in operations and free cash flow deficit from operationsNG of $37.3 million were recognized in the third quarter of 2025, compared to cash used in operations of $2.2 million and free cash flow deficit from operationsNG of $32.4 million in the third quarter of 2024. The increase in free cash flow deficit from operationsNG was due to higher capital expendituresNG as outlined above.

In the third quarter of 2025, Thompson Creek Mine moved 8.3 million tons of waste compared to 3.3 million tons of waste in the third quarter of 2024. In the third quarter of 2025, the mining rate increased to an average of 2.8 million tons per month and mining activities focused on stripping in the Union Gap area and western side of the pit. In the third quarter of 2025, the equipment refurbishment scope of work was primarily focused on scheduled preventive maintenance of shovels. In the fourth quarter of 2025, activities will be focused on completing remaining refurbishment work, implementing preventive maintenance programs, optimizing mine and dump plans, and advancing site planning and design initiatives.

During the third quarter of 2025, plant refurbishment, detailed engineering, long lead procurement activities, demolition work, and housing development continued as planned. By the end of the third quarter of 2025, mill engineering was substantially completed, all major planned self-performed scopes of work were completed, including painting of thickener and flotation areas, the demolition of combined ball mill sump, crusher compressor installation as well as the re-installation of draw hole liners and apron feeders. In the fourth quarter of 2025, activities will be focused on the demolition of the pyrite circuit stairs, stripping and painting works, and general cleanup activities within the mill.

The long lead procurement activities progressed and by the end of the third quarter of 2025, all long lead packages and half of the total procurement packages have been awarded. The Company has also accelerated the timing of hiring of critical operational roles to de-risk start-up timeline.

In the third quarter of 2025, Thompson Creek Mine continued its effort in recruitment. Most of the key operations management positions have been filled and approximately 91% of the workforce was hired locally or from within the state of Idaho. Efforts continue to hire and onboard key support positions in the coming months. Construction of the housing lots progressed well during the quarter with some units made available for occupation or substantially complete. Site infrastructure development, including local housing capacity, is underway with work expected to be completed by the end of 2025 to support the long-term needs of the Thompson Creek Mine.
Nine months ended September 30, 2025 compared to September 30, 2024
The additions to property, plant and equipment were $94.8 million in 2025 compared to $30.8 million in 2024 and non-sustaining capital expendituresNG were $83.7 million in 2025 compared to $30.8 million in 2024. The difference between additions to property, plant and equipment and non-sustaining capital expendituresNG in 2025 primarily reflects movements in the asset retirement obligation. The increase was due to higher capital spending on mining equipment refurbishment and purchases, mill detailed engineering work, construction of housing units, expenditures related to pre-stripping activities in the main open pit area and other general costs in 2025.

Nil cash used in operations and free cash flow deficit from operationsNG of $90.6 million in 2025 compared to cash used in operations of $16.5 million and free cash flow deficit from operationsNG of $48.7 million in 2024. The increase in free cash flow deficit from operationsNG was due to higher additions to PP&E as outlined above.

Langeloth Facility

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Total revenue	88.8	60.4	47%	254.0	185.0	37%
Production costs	86.9	61.0	42%	250.6	188.3	33%
Depreciation, depletion, and amortization ("DDA")	1.1	1.1	0%	3.4	2.8	21%
Earning (loss) from mine operations	0.8	(1.7)	147%	—	(6.1)	100%
Other operating expenses	1.0	0.3	233%	2.1	0.8	163%
Loss from operations	(0.2)	(2.0)	90%	(2.1)	(6.9)	70%
Adjusted EBITDA(1)	1.1	(1.2)	192%	1.4	(4.5)	131%
Cash used in operations	(13.6)	(7.3)	(86)%	(15.2)	(5.6)	(171)%
Free cash flow deficit from operations(1)	(13.9)	(8.6)	(62)%	(16.1)	(10.5)	(53)%
Additions to property, plant and equipment	0.3	0.5	(40)%	0.9	4.9	(82)%
Total capital expenditures(1)	0.3	0.5	(40)%	0.9	4.9	(82)%
Operating Highlights:
Mo purchased (000's lbs)	5,092	2,611	95%	12,437	7,776	60%
Mo roasted (000’s lbs)(2)	4,428	2,440	81%	10,627	7,280	46%
Mo sold (000’s lbs)	3,121	2,431	28%	10,441	8,054	30%
Average market molybdenum price ($/lb)	24.37	21.78	12%	21.87	21.17	3%
Average realized molybdenum price ($/lb)	24.42	23.27	5%	22.41	21.90	2%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Amount does not include 2.7 million pounds of molybdenum roasted of toll material for the three months ended and 2.9 million pounds for the nine months ended September 30, 2025 (1.5 million pounds for three and nine months ended September 30, 2024).

Third Quarter 2025 compared to Third Quarter 2024

The Langeloth Facility roasted 4.4 million pounds and sold 3.1 million pounds of molybdenum in the third quarter of 2025, compared to 2.4 million pounds roasted and 2.4 million pounds sold in the third quarter of 2024. The increase in molybdenum roasted and sold in the third quarter of 2025, compared to the third quarter of 2024, was primarily due to strong demand from its main contract customers during the third quarter of 2025 and slightly slower ramp up of molybdenum production following the planned acid plant shut down executed in the second quarter of 2024. The increased volumes in 2025 are in line with the Company’s strategy to progressively ramp-up volumes at the Langeloth facility over time, including a goal to increase roasting volumes to the range of 13 to 15 million pounds in 2025.

Loss from operations was $0.2 million in the third quarter of 2025 compared to $2.0 million in the third quarter of 2024. The decrease in loss from operations was primarily due to the increase in the pounds of molybdenum sold during the third quarter of 2025 compared to the third quarter of 2024, higher revenue from by-products and higher tolling volumes, partially offset by higher plant operating costs from increased consumables and ingredients in the third quarter of 2025.

Adjusted EBITDANG of $1.1 million was recognized in the third quarter of 2025 compared to a negative adjusted EBITDANG of $1.2 million recognized in the third quarter of 2024. The increase in adjusted EBITDANG was primarily due to the decrease in loss from operations as discussed above. The financial results at the Langeloth Facility were not significantly impacted by the tariffs during the third quarter of 2025.

Cash used in operations was $13.6 million in the third quarter of 2025 compared to $7.3 million in the third quarter of 2024. The increase in cash used in operations was primarily due to an unfavourable working capital movement due to an inventory build-up and higher average market molybdenum prices in the third quarter of 2025. The inventory build-up is part of the planned capacity ramp-up.

Free cash flow deficit from operationsNG was $13.9 million in the third quarter of 2025 compared to $8.6 million in the third quarter of 2024. The increase in free cash flow deficit from operationsNG is primarily due to the increase in cash used in operations in the third quarter of 2025 as discussed above.

Molybdenum prices increased during the quarter, with a monthly average increased from $23.08 per pound to a monthly average of $25.40 per pound. At September 30, 2025, there were 1.8 million (December 31, 2024 - 1.3 million) pounds of purchased molybdenum outstanding under contracts awaiting final settlement in the subsequent quarter. All of the purchased molybdenum was adjusted to a fair value price of approximately $23.29 (December 31, 2024 - $20.09) per pound at the end of the quarter. Molybdenum in concentrate is purchased at a discount to market molybdenum prices.
(1) The graph presents monthly average molybdenum prices.

Nine months ended September 30, 2025 compared to September 30, 2024
The Langeloth Facility roasted 10.6 million pounds and sold 10.4 million pounds of molybdenum in 2025 compared to 7.3 million pounds roasted and 8.1 million pounds sold in 2024. The increase in the molybdenum roasted and sold was primarily due to strong demand from its main contract customers in 2025 and a planned acid plant shut down in 2024.

Loss from operations was $2.1 million in 2025 compared to $6.9 million in 2024. The decrease in loss from operations was primarily due to higher pounds of molybdenum roasted and sold and higher revenue from by-products and tolling volumes in 2025, partially offset by higher plant costs from increased consumables and ingredients in 2025.

Adjusted EBITDANG of $1.4 million was recognized in 2025 compared to a negative adjusted EBITDANG of $4.5 million in 2024. The increase in adjusted EBITDANG was primarily due to the decrease in loss from operations as discussed above.

Cash used in operations was $15.2 million in 2025 compared to $5.6 million in 2024. The increase in cash used in operations was primarily due to an unfavourable working capital movement due to an inventory build-up at higher average market molybdenum prices in 2025 compared to a favourable working capital movement from cash collection and vendor payments in 2024. The inventory build-up is part of the planned capacity ramp-up.

Free cash flow deficit from operationsNG was $16.1 million in 2025 compared to $10.5 million in 2024. The increase in free cash flow deficit from operationsNG was primarily due to higher cash used in operations as outlined above, partially offset by higher additions to PP&E related to planned maintenance of the acid plant in 2024.

Endako Mine

Third Quarter 2025 compared to Third Quarter 2024

Earnings from operations of $1.6 million were recognized at the Endako Mine in the third quarter of 2025 compared to loss from operations of $4.8 million in the third quarter of 2024. The increase in earnings from operations was primarily due to a higher reclamation recovery recognized in the third quarter of 2025 resulting from an increase in the risk-free interest rates applied to discount the provision for future reclamation cash outflows at the Endako Mine in the third quarter of 2025.

In the third quarter of 2025, cash used in operations and free cash flow deficit from operationsNG at the Endako Mine were both $2.7 million compared to $4.4 million in the third quarter of 2024. The decrease in cash used in operations and the free cash flow deficitNG were primarily due to lower reclamation payments related to the construction of the spillway for the closure of the Tailings Pond 2. Both Tailings Pond 2 spillway and the Denak West dewatering projects are in their final stages of completion and work is expected to be finalized early in the fourth quarter of 2025.
Nine months ended September 30, 2025 compared to September 30, 2024
Loss from operations of $3.9 million was recognized in 2025 compared to loss from operations of $4.0 million in 2024. The decrease in loss from operations was primarily attributable to a higher reclamation recovery in 2025 resulting from changes in the discount rates applied to the estimate of future reclamation cash flows.

Cash used in operations and free cash flow deficit from operationsNG was $8.1 million in 2025 compared to $6.5 million in 2024. The increase in cash used in operations was due to more reclamation activities related to the closure of the spillway for Tailings Pond 2 and the Denak West dewatering projects.
Quarterly Results – Previous Eight Quarters

$millions, except per share data	2025			2024				2023
Quarterly data unaudited	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	395	288	299	302	324	282	306	340
Net earnings (loss)	292	69	30	(52)	29	38	66	(29)
Basic earnings (loss) per share	1.44	0.33	0.15	(0.25)	0.14	0.18	0.31	(0.13)
Adjusted earnings per share - basic	0.33	0.26	0.13	0.17	0.19	0.23	0.15	0.28
Diluted earnings (loss) per share	1.43	0.32	0.13	(0.25)	0.13	0.18	0.30	(0.13)
Adjusted earnings per share - diluted	0.32	0.25	0.12	0.17	0.19	0.23	0.14	0.28

Net earnings (loss) have fluctuated since the third quarter of 2023 due to a variety of factors ranging from impairment losses (reversals) to reclamation expense (recovery) and unrealized losses and gains on financial instruments.

The net earnings in the third quarter of 2025 benefited from higher gold and copper prices, along with a non-cash impairment reversal at the Goldfield Project, non-cash gain on the sale of the Company’s interest in the Greenstone Gold Mines Partnership and unrealized gain relating to the Additional Royal Gold Agreement, partially offset by lower gold ounces and copper pounds sold. The net loss in the fourth quarter of 2024 was negatively impacted by the non-cash impairment loss at the Goldfield Project. The net loss in the fourth quarter of 2023 was negatively impacted by the non-cash impairment loss at the Kemess Project.
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2024, with the exception of those disclosed in note 3 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2024 with the exception of those disclosed in note 3 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025.

Accounting Policies and Changes

The accounting policies applied in the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 is consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2024.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended September 30, 2025, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-

product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and nine months ended September 30, 2025, 727 and 667 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
•Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.

•On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	108.5	94.2	49.4	52.3	59.1	41.9
Production costs attributable to copper	28.0	28.3	28.0	28.3	—	—
Total production costs excluding Molybdenum BU segment, as reported	136.5	122.5	77.4	80.6	59.1	41.9
Adjust for:
Third party smelting, refining and transport costs	2.7	3.2	2.5	3.0	0.2	0.2
By-product and co-product credits	(54.5)	(50.1)	(54.5)	(50.1)	—	—
Adjusted production costs	84.7	75.6	25.4	33.5	59.3	42.1
Corporate general administrative and other costs	15.1	10.8	—	0.5	0.4	0.2
Reclamation and remediation - accretion (operating sites)	5.9	2.7	0.6	0.5	5.3	2.2
Sustaining capital expenditures	25.4	35.2	19.6	24.7	5.8	10.5
Sustaining lease payments	2.0	1.8	1.4	1.3	0.6	0.5
All-in sustaining costs on a by-product basis	133.1	126.1	47.0	60.5	71.4	55.5
Ounces sold (000s)	80.6	96.7	32.1	46.0	48.5	50.7
Pounds sold (millions)	13.2	14.2	13.2	14.2	—	—
Gold production costs ($/oz)	1,346	973	1,540	1,138	1,219	829
All-in sustaining costs on a by-product basis ($/oz)	1,652	1,302	1,461	1,318	1,473	1,092
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,833	1,401	1,916	1,526	1,473	1,092
Copper production costs ($/pound)	2.11	1.99	2.11	1.99	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.63	2.69	2.63	2.69	n/a	n/a

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	266.5	244.5	145.8	130.1	120.7	114.4
Production costs attributable to copper	80.0	86.9	80.0	86.9	—	—
Total production costs excluding Molybdenum BU segment, as reported	346.5	331.4	225.8	217.0	120.7	114.4
Adjust for:
Third party smelting, refining and transport costs	7.8	8.3	7.2	7.6	0.6	0.7
By-product and co-product credits	(149.7)	(147.1)	(149.7)	(146.9)	—	(0.2)
Adjusted production costs	204.6	192.6	83.3	77.7	121.3	114.9
Corporate general administrative and other costs	35.1	31.3	—	0.7	0.7	0.6
Reclamation and remediation - accretion (operating sites)	11.9	7.6	2.2	1.7	9.7	5.9
Sustaining capital expenditures	68.6	77.2	43.5	46.2	25.1	30.6
Sustaining lease payments	5.5	5.0	4.0	4.0	1.5	1.0
All-in sustaining costs on a by-product basis	325.7	313.7	133.0	130.3	158.3	153.0
Ounces sold (000s)	203.1	284.3	102.5	122.5	100.6	161.8
Pounds sold (millions)	37.5	41.5	37.5	41.5	—	—
Gold production costs ($/oz)	1,312	860	1,423	1,062	1,199	710
All-in sustaining costs on a by-product basis ($/oz)	1,604	1,103	1,298	1,064	1,573	946
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,816	1,218	1,719	1,329	1,573	946
Copper production costs ($/pound)	2.13	2.09	2.13	2.09	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.57	2.61	2.57	2.61	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2025	2024	2025	2024
Net earnings	$292.2	$28.8	$391.2	$132.9
Adjust for items not associated with ongoing operations:
Impairment reversal	(193.5)	—	(193.5)	—
Unrealized (gain) loss on financial assets relating to the Additional Royal Gold Agreement, net of tax	(27.4)	1.5	(13.9)	10.4
Unrealized gain on sale of Greenstone Partnership	(16.3)	—	(37.9)	—
Unrealized (gain) loss on equity investments and other losses	(2.2)	—	(1.9)	0.6
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(0.3)	6.6	(3.2)	(23.5)
Other (gain) loss(2)	(0.1)	1.3	2.8	(2.1)
Deferred income tax adjustments(1)	14.0	0.4	1.8	(4.5)
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Adjusted net earnings	$66.4	$38.6	$145.4	$116.3

Net earnings per share - basic	$1.44	$0.14	$1.90	$0.62
Net earnings per share - diluted	$1.43	$0.13	$1.87	$0.61
Adjusted net earnings per share - basic	$0.33	$0.19	$0.70	$0.54
Adjusted net earnings per share - diluted	$0.32	$0.18	$0.70	$0.54
(1)Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine and a drawdown on the deferred tax asset related to the Mount Milligan Mine.
(2)Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA, a non-GAAP performance measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2025	2024	2025	2024
Net earnings	$292.2	$28.8	$391.2	$132.9
Adjustments:
Income tax expense	59.6	27.9	82.2	75.5
Depreciation, depletion and amortization	36.1	35.1	87.8	98.8
Interest income	(5.3)	(7.5)	(16.3)	(23.4)
Finance costs	3.0	3.8	10.9	10.9
Impairment reversal	(193.5)	—	(193.5)	—
Unrealized gain on sale of Greenstone Partnership	(16.3)	—	(37.9)	—
Unrealized (gain) loss on financial assets relating to the Additional Royal Gold Agreement, net of tax	(27.4)	1.5	(13.9)	10.4
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(0.3)	6.6	(3.2)	(23.5)
Unrealized (gain) loss on equity investments and other losses	(2.2)	—	(1.9)	0.6
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Other (gain) loss	(0.1)	1.3	2.8	(2.1)
Adjusted EBITDA	$145.8	$97.5	$308.2	$282.6

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net loss from operations	$—	$(2.0)	$(1.8)	$(6.9)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.1	0.9	3.4	2.5
Interest Income	—	(0.1)	(0.3)	(0.1)
Finance costs	—	—	0.1	—
Adjusted EBITDA	$1.1	$(1.2)	$1.4	$(4.5)

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$161.7	$103.6	$64.1	$40.2	$139.4	$97.3	$(16.3)	$(14.0)	$(25.5)	$(19.9)
Deduct:
Property, plant & equipment additions(1)	(63.0)	(66.2)	(19.5)	(24.6)	(5.8)	(10.5)	(37.4)	(31.1)	(0.3)	—
Free cash flow (deficit)	$98.7	$37.4	$44.6	$15.6	$133.6	$86.8	$(53.7)	$(45.1)	$(25.8)	$(19.9)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$245.6	$205.6	$160.7	$99.3	$172.2	$196.6	$(23.4)	$(28.7)	$(63.9)	$(61.6)
Deduct:
Property, plant & equipment additions(1)	(162.5)	(114.0)	(45.9)	(46.0)	(25.1)	(30.6)	(91.2)	(36.9)	(0.3)	(0.5)
Free cash flow (deficit)	$83.1	$91.6	$114.8	$53.3	$147.1	$166.0	$(114.6)	$(65.6)	$(64.2)	$(62.1)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$56.7	$79.6	$11.9	$27.1	$8.0	$17.9	$36.5	$34.3	$0.4	$0.3
Adjust for:
Costs capitalized to the ARO assets	5.5	(17.8)	8.4	(2.4)	(1.8)	(6.4)	(1.2)	(9.0)	—	—
Costs capitalized to the ROU assets	(0.6)	(0.3)	—	—	(0.5)	(1.0)	—	—	(0.1)	0.7
Costs relating to capitalized DDA	(2.8)	—	—	—	—	—	(2.8)	—	—	—
Other(2)	(0.5)	(1.1)	—	(0.1)	0.1	—	(0.8)	(0.1)	0.2	(0.9)
Capital expenditures	$58.3	$60.5	$20.3	$24.7	$5.8	$10.5	$31.7	$25.2	$0.5	$0.1
Sustaining capital expenditures	25.7	35.3	19.6	24.7	5.8	10.5	0.3	—	—	0.1
Non-sustaining capital expenditures	32.6	25.2	0.7	—	—	—	31.4	25.2	0.5	—
(1)As presented in note 19 of the Company’s condensed consolidated interim financial statements.
(2)Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$180.4	$132.9	$52.2	$46.8	$31.8	$39.5	$95.7	$44.8	$0.7	$1.8
Adjust for:
Costs capitalized to the ARO assets	(8.7)	(15.1)	(1.9)	1.7	(5.1)	(7.3)	(1.6)	(9.0)	(0.1)	(0.5)
Costs capitalized to the ROU assets	(2.9)	(3.1)	(0.9)	(1.8)	(1.7)	(1.6)	—	—	(0.3)	0.3
Costs relating to capitalized DDA	(7.3)	—	—	—	—	—	(7.3)	—	—	—
Other(2)	(2.4)	(1.1)	(0.5)	(0.5)	0.1	—	(2.2)	(0.1)	0.2	(0.5)
Capital expenditures	$159.1	$113.6	$48.9	$46.2	$25.1	$30.6	$84.6	$35.7	$0.5	$1.1
Sustaining capital expenditures	69.5	82.1	43.5	46.2	25.1	30.6	0.9	4.9	—	0.4
Non-sustaining capital expenditures	89.6	31.5	5.4	—	—	—	83.7	30.8	0.5	0.7
(1)As presented in note 19 of the Company’s condensed consolidated interim financial statements.
(2)Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,				Nine months ended September 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2025	2024	2025	2024	2025	2024	2025	2024
Mining costs	$32.6	$30.4	$15.5	$14.5	$95.6	$91.4	$41.5	$39.5
Allocation of mining costs(1)	(4.5)	(6.4)	(0.9)	(4.0)	(13.2)	(12.0)	(12.0)	(17.6)
Milling costs	34.0	30.5	9.2	7.8	95.1	89.2	23.3	19.1
Site G&A costs	13.8	13.7	10.9	11.2	40.7	39.6	32.3	28.7
Change in inventory, royalties and other	1.5	12.4	24.4	12.4	7.6	8.8	35.6	44.7
Production costs	$77.4	$80.6	$59.1	$41.9	$225.8	$217.0	$120.7	$114.4
Ore and waste tonnes mined (000's tonnes)	12,256	11,801	4,882	4,930	35,723	36,447	12,654	12,498
Ore processed (000's tonnes)	5,294	5,553	1,476	1,453	15,331	16,040	3,714	3,478
Mining costs per tonne mined ($/tonne)	2.66	2.58	3.16	2.93	2.67	2.51	3.28	3.16
Processing costs per tonne processed ($/tonne)	6.41	5.50	6.22	5.37	6.20	5.56	6.27	5.50
Site G&A costs per tonne processed ($/tonne)	2.59	2.44	7.39	7.74	2.65	2.47	8.70	8.25
On site costs per tonne processed ($/tonne)	15.16	13.42	24.07	23.06	15.09	13.73	26.13	25.10
(1)Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC

Christopher Richings, Professional Engineer, member of the Engineers and Geoscientists British Columbia and Centerra’s Vice President, Technical Services, has reviewed and approved all non-exploration scientific and technical information contained in this document. Mr. Richings is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Centerra’s Vice President, Exploration & Resource at Centerra Gold Inc., has reviewed and approved all exploration information and the related scientific and technical information contained in this document. Mr. Adofo is a “qualified person” within the meaning of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Mount Milligan Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.